

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

 **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

or

 **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 001-33737

Rodman & Renshaw Capital Group, Inc.

(Exact name of Company as specified in its charter)

Delaware	**84-1374481**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
1251 Avenue of the Americas, New York, NY	**10020**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code:
212-356-0500

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Name of each exchange on which registered**
Common Stock, $.001 par value	NASDAQ

Securities registered pursuant to Section 12(g) of the Act:
None
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act.
Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐ Accelerated Filer ☐ Non-accelerated Filer ☐ Smaller Reporting Company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

The aggregate market value of the voting stock held by non-affiliates of the registrant as of June 30, 2009 was approximately $20,500,000.

The number of shares outstanding of the registrant's common stock, $.001 par value, as of March 16, 2010 was 35,349,445 shares.

DOCUMENTS INCORPORATED BY REFERENCE

The information in response to Part III, Items 9, 10, 11, 12 and 13 of this Report are incorporated herein by reference to the Registrant's Definitive Proxy Statement, to be filed on or before April 30, 2010, with respect to its 2010 Annual Meeting of Stockholders.

TABLE OF CONTENTS

FORWARD LOOKING STATEMENT INFORMATION

Certain statements made in this Annual Report on Form 10-K are "forward-looking statements regarding the plans and objectives of management for future operations. Such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements included herein are based on current expectations that involve numerous risks and uncertainties. Our plans and objectives are based, in part, on assumptions involving judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that our assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the forward-looking statements included in this Report will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein particularly in view of the current state of our operations, the inclusion of such information should not be regarded as a statement by us or any other person that our objectives and plans will be achieved. Factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to, the factors set forth herein under the headings "Business," "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

PART I

Item 1. *Business*

(a) General Development of Business

Rodman & Renshaw Capital Group, Inc. ("RRCG") is a Delaware holding company which was organized on December 20, 2006. RRCG, through its various subsidiaries, is engaged in the investment banking business. RRCG's principal operating subsidiary is Rodman & Renshaw, LLC ("R&R"), a Delaware limited liability company organized on June 20, 2002. R&R is a broker dealer registered with the Financial Industry Regulatory Authority, Inc. ("FINRA"). RRCG and its subsidiaries, including R&R, are collectively referred to herein as "Company," "we," "our" or "us".

Overview

We are a full-service investment bank dedicated to providing corporate finance, strategic advisory and related services to public and private companies across multiple sectors and regions. We also provide research and sales and trading services primarily to institutional investors. We are the leader in the PIPE (private investment in public equity) and RD (registered direct offering) transaction markets. We have been ranked the #1 Placement Agent by deal volume of PIPE and RD financing transactions completed every year since 2005. The sectors that we currently serve include life science/healthcare, energy, metals/mining, financial services and cleantech and the regions we currently serve include the United States and China. Our primary product and service offerings include financing transactions, including private placements and public offerings. We also provide research and sales and trading services to institutional investors.

In October 2007, we consummated an underwritten public offering (the "October 2007 financing") of our common stock, which generated net proceeds of $36.3 million. Our stated plan was to use the net proceeds to:

(i) broaden our presence in the life science sector;

(ii) establish integrated investment banking platforms to service other sectors of the economy that, like biotechnology, have significant and recurring capital needs;

(iii) expand our product base to include other financing alternatives, such as underwritten public offerings, and to increase our strategic advisory capability;

(iv) develop a principal transaction investment platform that leverages off of our expand our sector expertise; and

(v) establish a physical presence in key markets in the United States and internationally.

We used proceeds from the October 2007 financing to consummate the following transactions, each of which addressed one or more of our strategic objectives outlined above:

- In March 2008 we acquired Miller Mathis & Co, LLC ("Miller Mathis"), a leading independent mergers and acquisitions advisor to the global steel industry. The acquisition of Miller Mathis gave us an immediate presence in a growing sector of the global economy – metals/mining. In addition, Miller Mathis' focus is on strategic advisory services, such as mergers and acquisitions, rather than corporate finance, which historically, has been our strength. Finally, the acquisition gave us the opportunity to apply our financing know-how to another large sector of the economy that has significant and recurring capital needs.
- In June 2008 we acquired COSCO Capital Management LLC ("COSCO"), a leading private investment bank focused on the energy sector. Like the acquisition of Miller Mathis, the acquisition of COSCO gave us an immediate presence in a significant and growing sector of the global economy with recurring capital needs. In addition, COSCO's focus has been on arranging private financing transactions; it did not have expertise in other types of financing transactions that we specialize in such as PIPEs (private investment in public equity), RDs (registered direct placements) and underwritten public offerings.
- In May 2008 we formed our Global Capital Markets (GCM) Group to broaden and deepen our capabilities to structure, lead and place offerings in the public capital markets. Our GCM professionals work together with our investment bankers to develop the appropriate financing structure and vehicle for our clients. Our GCM capabilities include initial public offerings (IPOs); follow-on public offerings, dual listings, closed-end funds and special purpose acquisition corporations (SPACs). The GCM Group executes all registered offerings in which we participate as an underwriter. It targets institutional investors and high net worth individuals in the United States, Europe, Asia and the Middle East.

- In May 2008 we formed Aceras BioMedical LLC ("Aceras BioMedical"), a joint venture with an established team of biotech research and investment specialists, to make principal investments in promising products and early-stage companies in the biotechnology and life science sectors.

Business Environment

Market conditions and valuations for companies in the life science sector and other sectors in which we are active, as well as general market conditions, can materially affect our financial performance. From mid-2007 through the first quarter of 2009, declining valuations, extreme volatility and lack of liquidity in certain sectors of the capital markets, notably the life science sector, as well as a slowing of economic growth generally led to declines in financing activity, smaller financing transactions, and a resulting decline in our revenue. Beginning in the second quarter of 2009, market conditions improved as evidenced by an increased number of financing transactions and an increase in the size of the transactions.

Although on September 15, 2009, Ben Bernanke, the Chairman of the Federal Reserve Bank, announced that the recession in the United States had ended and the recovery had begun, it is not possible to predict the breadth or depth of the recovery or whether it is even sustainable. It is also difficult to forecast whether the recent improvement in market conditions will continue and for how long. Despite these concerns, we remain cautiously optimistic about our prospects. This optimism is based on our performance and that of the financial markets over the last nine months. In addition, we are not burdened with exposure to commercial paper or real estate risk and hold no investments in structured products or vehicles that have undergone client revaluations, such as collateralized debt obligations and credit default swaps. On the other hand, the nature of our revenue generation, including the size of transactions, the timing of transaction closings and the sectors in which those transactions occur, make future performance difficult to predict and potentially highly variable. Revenues for many of the services we provide are earned only upon the successful completion of a transaction. Accordingly, revenues and net income in any period may not be indicative of full-year results or the results of any other period and may vary significantly from year-to-year and quarter-to-quarter depending on whether and when transactions are completed and the number, size and type of transactions completed.

(b) Financial Information about Industry Segments

Through June 30, 2009, we operated in one business segment. Commencing July 1, 2009, we began operating in two business segments, Capital Markets and Merchant Banking. The Capital Markets reportable segment includes our investment banking, sales and trading activities and research. The Capital Markets reportable segment is managed as a single operating segment that provides the following principal sources of revenue:

- investment banking fees, which are derived from corporate finance activities and strategic advisory services;
- realized and unrealized gains with respect to securities held for our own account;
- commissions on sales and trading activities;
- conference fees; and
- other miscellaneous sources of revenues, such as interest.

Although we have multiple sources of revenue derived within Capital Markets, most of our revenue is derived from our investment banking services and consists of private placement, underwriting and strategic advisory fees earned upon the successful completion of financing or other types of corporate transactions, such as mergers, acquisitions and dispositions.

The Merchant Banking segment is primarily comprised of operating activities related to Aceras BioMedical.

(c) Narrative Description of Business

Our business consists of: (a) investment banking, which includes corporate finance and strategic advisory services; (b) sales and trading; (c) equity research; and (d) principal transactions.

Investment Banking

Our investment banking professionals focus on providing corporate finance and strategic advisory services to public and private companies. As of December 31, 2009, our investment banking group consisted of 16 senior managing directors and managing directors, who focus on originating, structuring and placing transactions. A significant majority of our investment banking revenues is earned from public companies with a market capitalization below $500 million. We aim to provide these companies with capital origination services and strategic advice throughout their various stages of development.

Corporate Finance

We are corporate finance specialists and plan to continue to focus primarily on financing transactions. Our in-depth knowledge of a particular sector enables us to develop financing strategies, transaction structures and financing instruments that simultaneously address issuers' needs for capital and the investment community's need to balance risk and reward. We offer our clients a broad range of financing alternatives including private placements, PIPEs, RDs and underwritten public offerings.

- *Private Placements.* These transactions involve sales of unregistered securities. In most cases the issuer is a private company, although public companies can undertake private placements as well. The securities sold may be common or preferred equity, debt, convertible debt, or derivatives, such as warrants. The debt could be secured or unsecured, senior, mezzanine or subordinated. Many of these transactions involve units, which include more than one class of securities.

- *Private Investment in Public Equity*, or "PIPE." In these transactions, a publicly-traded reporting company sells unregistered securities of a class, and/or convertible or exchangeable for a class, that is already publicly traded. Generally, the issuer is obligated to register the securities within a specified period after the transaction closes.

- *Registered Direct Offerings*, or "RD." These transactions are direct placements of securities that have been registered under a "shelf" registration statement and, therefore, are immediately tradable.

- *Public Offerings.* These transactions involve securities that have been registered and that are listed or traded on an exchange. The offering may constitute an "initial public offering" by a private company or a "follow-on offering" by an existing public company.

In 2009, we completed 102 financing transactions which raised in excess of $2.5 billion and generated in excess of $90.4 million of investment banking revenues. In a majority of these transactions we were either the lead investment bank or the only investment bank. In addition, we are a recognized industry leader in PIPE and RD financing transactions. From January 1, 2003 through December 31, 2009, we executed an aggregate of 317 PIPE and RD financing transactions which raised in excess of $5.1 billion.

Strategic Advisory Services

We also provide strategic advisory services on a broad range of transactions including mergers, acquisitions and asset sales. We are involved at each stage of these transactions, from initial structuring to final execution.

Sales and Trading

As of December 31, 2009, our sales and trading unit included five sales people, four sales traders and three traders. They focus on executing trades for institutional investor clients in the United States and Europe. As of December 31, 2009, we were a market-maker for 320 stocks.

Equity Research

As of December 31, 2009, our research department included ten senior analysts: four who cover the life science sector; one who covers the metals/mining sector; one who covers the energy sector; three who cover the China sector and one who covers community banks. These senior analysts are supported by eight associate analysts. As of December 31, 2009, the research department covered 144 companies.

Merchant Banking

The Merchant Banking segment is primarily comprised of operating activities related to Aceras BioMedical. On May 12, 2008, we formed Aceras BioMedical, a joint venture through which we, in partnership with Aceras Partners, LLC, make principal investments in early-stage biotechnology and life sciences companies. In conjunction with the establishment of the joint venture, we formed a new wholly-owned subsidiary which holds a 50% stake in Aceras BioMedical and serves as the holding vehicle for all of our principal-related businesses. At December 31, 2009, our outstanding investment commitment to Aceras BioMedical to fund operations and the joint venture's principal investments in life science companies was $15.4 million. We receive 50% of Aceras BioMedical's economic interest in all investments made.

Industry Leading Conferences

Our investment conferences are industry-leading events that bring together companies, institutional investors, business development executives and experts from our targeted sectors. The conferences are designed to facilitate interactions of companies in our targeted sectors with potential investors and strategic partners. The conferences also provide an opportunity to exchange ideas and build relationships and provide an opportunity for the participating companies and investors to build relationships.

At our most recent conference held in Beijing, China in March 2010, we had approximately 140 presenting companies and over 1,000 attendees. Prior to that at our conference held in New York City in the fall of 2009, we had approximately 550 presenting companies and over 3,500 attendees. Our conferences emphasize "small-cap" and "mid-cap" companies and bring together company executives, scientists, industry specialists, venture capitalists and other institutional investors and feature company presentations, panel discussions and one-on-one meetings between company managements and investors.

Our Business Strategy and Model

Our business strategy is to provide corporate finance, strategic advisory and related services to companies that have significant recurring capital needs due to their growth and development strategies. Currently, we focus primarily on four sectors:

- life sciences, including biotechnology, medical device, pharmaceutical and healthcare services companies;
- metals and mining, including steel (manufacturing and distribution) and natural resource exploration companies;
- energy, including oil and gas and alternative energy companies; and
- China based companies that are, or desire to become, public in the United States.

Historically, we have been one of the leaders in the PIPE and RD transaction markets, particularly for biotechnology companies. More recently, we have expanded our product offerings to include underwritten public offerings and have created the GCM Group to focus on these types of financing transactions.

PIPE and RD Financing Transactions

PIPE and RD financing transactions provide public companies with effective and viable alternatives to raising capital through public follow-on offerings. In a PIPE, a public reporting company sells unregistered securities to investors in a private placement transaction and obligates itself to file, and process to effectiveness, a registration statement with the U.S. Securities and Exchange Commission (the "SEC") covering the resale of the securities by the investors within a specified period after the financing closes. The investors cannot sell the securities until the registration statement becomes effective, or an exemption from registration is available for the resale of the securities. In a RD, a public reporting company sells directly to investors securities that are covered by what is commonly referred to as a "shelf" registration statement (a registration statement that was previously declared effective by the SEC) in a financing transaction commonly referred to as a "shelf takedown." Since these securities are issued pursuant to an effective registration statement, the investors can immediately resell them after the completion of the transaction. We believe that both PIPE and RD financing transactions offer the advantages of greater speed, lower cost and more efficient execution over public follow-on offerings.

PIPE and RD financing transactions, as alternatives to public follow-on offerings, have grown significantly in recent years. Sagient Research Systems, the leading provider of research, data, and analytics covering PIPE and RD financing transactions, and a widely quoted and used industry resource, publishes "PlacementTracker," which aggregates PIPE and RD financing transactions together for the purposes of its league tables and other statistical data.

We completed our first PIPE and RD financing transactions in 2002 and since then have become a leader in this space. The table below sets forth the number of PIPE and RD transactions completed by us and the dollars raised by us in those transactions from 2003 to 2009 as well as the total industry-wide number of transactions and dollars raised during these periods. The statistical data in the table below is derived from data published by PlacementTracker.

Period	Rodman & Renshaw Number of Transactions	Rodman & Renshaw Dollars Raised (in millions)	Industry-Wide Number of Transactions	Industry-Wide Dollars Raised (in millions)
2003	31	>$ 400	1,456	>$ 19,100
2004	38	>$ 590	2,001	>$ 21,600
2005	29	>$ 460	2,171	>$ 28,000
2006	45	>$ 850	1,622	>$ 31,200
2007	53	>$ 930	1,623	>$ 86,600
2008	44	>$ 580	1,153	>$ 123,800
2009	77	>$1,233	1,019	>$ 38,400

According to PlacementTracker, in each of calendar years 2003, 2005, 2006, 2007, 2008 and 2009, we were the leading investment bank in terms of the aggregate number of PIPE and RD financing transactions completed, and in calendar year 2004 we were the number two investment bank in terms of the aggregate number of PIPE and RD financing transactions completed.

We believe there is a significant opportunity for continued growth in this space given issuers' continuing desire to identify and pursue faster and less costly financing alternatives to traditional follow-on public offerings and institutional investors' continuing interest in participating in these financing transactions.

Competitive Strengths

Sector Focus

We believe that our focus on a limited number of large sectors with recurring capital needs is a competitive advantage. This focus manifests itself in the form of an integrated investment banking platform that includes specialists in the areas of corporate finance, strategic advisory services, research and trading and institutional sales. We believe this specialization produces a combination of investment banking and technical expertise, allowing us to better understand and service the strategic and financing needs of our clients and deliver differentiated advice that our clients require and appreciate when addressing complex financing issues and making important strategic decisions.

Experienced Professionals with Deep Knowledge and Broad Skills

We have created an entrepreneurial, performance-oriented corporate culture that attracts professionals who share a reputation for sector expertise, strong execution skills and a history of successful transactions. We are led by a team of professionals with extensive track records of success in arranging and executing various types of financing transactions.

Strong Client Relationships

We emphasize developing and nurturing long-term relationships with both issuers and investors, including hedge funds, venture capital funds and private equity funds. This has expanded our distribution and placement capabilities, enabling us to raise significant amounts of capital for our issuer clients. We strive to build long-term relationships with our issuer clients by providing services appropriate to each stage of a company's development. We provide our clients with frequent and consistent interaction with our senior professionals, who are actively involved in all stages of our client engagements. We believe that the high levels of expertise and client trust we have developed have been significant factors contributing to our growth and have enabled us to generate significant repeat business. In 2009, 2008, 2007, 2006 and 2005, approximately 41%, 66%, 38%, 34% and 44%, respectively, of our investment banking transactions were executed with repeat clients.

Unleveraged Balance Sheet

As of December 31, 2009, we had total assets of $94.9 million and stockholders' equity of $75.4 million. Most importantly, we are debt-free. We believe that our unleveraged financial position will allow us to successfully compete for new client engagements, consummate acquisitions and expand our underwriting business.

Competition

All aspects of our business are intensely competitive. Our competitors are other investment banks, brokerage firms, merchant banks and financial advisory firms. We consider our primary competitors to include the following firms:

Canaccord Adams, Inc.	Leerink Swann & Co.
Cowen Group, Inc	Merriman Curhan Ford Group, Inc.
Jefferies Group, Inc.	Oppenheimer & Co. Inc.
JMP Group, Inc	Piper Jaffray Companies.
Ladenburg Thalmann Financial Services, Inc.	Roth Capital Partners, LLC
Lazard Ltd.	Thomas Weisel Partners Group, Inc.

In addition, if we continue to expand into new sectors, we are likely to face competition from other firms.

We compete on a national, regional and local level as well as on product and business-line bases. Some of our competitors have teams that specifically focus on the same sectors, and some of them specialize in the same types of financing transactions that we specialize in – namely, private placements, PIPEs, RDs, IPOs and follow-on public offerings. We do not believe that our competitors have the same level of expertise as we do with PIPE and RD financing transactions or in our target sectors. Many of our competitors, however, have substantially greater capital and resources than we do and offer a broader range of financial products. We believe that the principal factors affecting competition in our business include client relationships, reputation, quality and price of our products and services, market focus and the experience of our professionals.

A number of large commercial banks have established or acquired broker-dealers or have merged with other financial institutions. Many of these firms have the ability to offer a broader range of products and services than we offer, including loans, deposit accounts, insurance and alternative investment strategies. Many of these firms also have more extensive investment banking services, which may enhance their competitive position. They also have the ability to support investment banking and securities products with commercial banking, insurance and other financial services revenue in an effort to gain market share, which could result in pricing pressure in our business. This trend toward consolidation and convergence has also significantly increased the capital base and geographic reach of our competitors.

In the investment banking industry, competition for the recruitment and retention of qualified professionals is also intense. Our ability to continue to compete effectively in our business will depend upon our continued ability to retain and motivate our existing professionals and attract new professionals.

Government Regulation

Our business, as well as the financial services industry generally, is subject to extensive regulation in the United States and elsewhere. As a matter of public policy, regulatory bodies in the United States and the rest of the world are charged with safeguarding the integrity of the securities and other financial markets and with protecting the interests of participants in those markets. In the United States, the SEC is the federal agency responsible for the administration of the federal securities laws. R&R, our wholly-owned subsidiary, is registered as a broker-dealer with the SEC and FINRA and in 49 states. Accordingly, R&R is subject to regulation and oversight by the SEC and FINRA, a self-regulatory organization, which is itself subject to oversight by the SEC and which adopts and enforces rules governing the conduct, and examines the activities, of its member firms. State securities regulators also have regulatory or oversight authority over R&R. Our business may also be subject to regulation by foreign governmental and regulatory bodies and self-regulatory authorities in other countries.

Broker-dealers are subject to regulations that cover all aspects of the securities business, including sales methods, trade practices among broker-dealers, use and safekeeping of customers' funds and securities, capital structure, record-keeping, the financing of customers' purchases and the conduct and qualifications of directors, officers and employees. In particular, as a registered broker-dealer and member of various self-regulatory organizations, R&R is subject to the SEC's uniform net capital rule, Rule 15c3-1 of the Securities Exchange Act of 1934, as amended ("Exchange Act"), which specifies the minimum level of net capital a broker-dealer must maintain and also requires that a significant part of its assets be kept in relatively liquid form. The SEC and various self-regulatory organizations impose rules that require notification when net capital falls below certain predefined criteria, limit the ratio of subordinated debt to equity in the regulatory capital composition of a broker-dealer and constrain the ability of a broker-dealer to expand its business under certain circumstances. Additionally, the SEC's uniform net capital rule imposes certain requirements that may have the effect of prohibiting a broker-dealer from distributing or withdrawing capital and requiring prior notice to the SEC for certain withdrawals of capital. The SEC has adopted rule amendments that establish alternative net capital requirements for broker-dealers that are part of a consolidated supervised entity. As a condition to its use of the alternative method, a broker-dealer's ultimate holding company and affiliates (referred to collectively as a "consolidated supervised entity") must consent to group-wide supervision and examination by the SEC. If we elect to become subject to the SEC's group-wide supervision, we will be required to report to the SEC computations of our capital adequacy.

The research areas of investment banks have been and remain the subject of increased regulatory scrutiny. In 2002 and 2003, acting in part pursuant to a mandate contained in Sarbanes-Oxley Act of 2002 ("SOX"), the SEC, the New York Stock Exchange ("NYSE"), NASDAQ and FINRA adopted rules imposing heightened restrictions on the interaction between equity research analysts and investment banking personnel at member securities firms. In addition, in 2003 and 2004, a number of securities firms in the United States reached a settlement with certain federal and state securities regulators and self-regulatory organizations to resolve investigations into their equity research analysts' alleged conflicts of interest. Under this settlement, to which we were not a party, the firms have been subject to certain restrictions and undertakings. In addition, the settlement imposes restrictions on the interaction between research and investment banking departments, and these securities firms are required to fund the provision of independent research to their customers. In connection with the research settlement, the firms also subscribed to a voluntary initiative imposing restrictions on the allocation of shares in public offerings to executives and directors of public companies. The SEC has proposed amendments to Regulation M that would further affect the manner in which securities are distributed and allocated in registered public offerings, and FINRA has proposed similar rulemaking in this area. We cannot fully predict the practical effect that such restrictions or measures will have on our business. Furthermore, the SEC, the NYSE, NASDAQ and FINRA may, in the future, adopt additional and more stringent rules with respect to offering procedures and the management of conflicts of interest in the future.

The effort to combat money laundering and terrorist financing is a priority in government policy with respect to financial institutions. The USA PATRIOT Act of 2001 contains anti-money laundering and financial transparency laws and mandates the implementation of various regulations applicable to broker-dealers and other financial services companies, including standards for verifying client identification at account opening, and obligations to monitor client transactions and report suspicious activities. Through these and other provisions, the USA PATRIOT Act of 2001 seeks to promote the identification of parties that may be involved in terrorism or money laundering. Anti-money laundering laws outside the United States contain some similar provisions. The obligation of financial institutions, including us, to identify their customers, watch for and report suspicious transactions, respond to requests for information by regulatory authorities and law enforcement agencies, and share information with other financial institutions, has required the implementation and maintenance of internal practices, procedures and controls which have increased, and may continue to increase, our costs, and any failure with respect to our programs in this area could subject us to serious regulatory consequences, including substantial fines and, potentially, other liabilities.

Certain of our businesses are subject to compliance with laws and regulations of the United States, state governments, foreign governments and their respective agencies and/or various self-regulatory organizations or exchanges relating to the privacy of client information, and any failure to comply with these regulations could expose us to liability and/or reputational damage.

Additional legislation, changes in rules promulgated by the SEC and self-regulatory organizations or changes in the interpretation or enforcement of existing laws and rules, either in the United States or elsewhere, may directly affect the mode of our operation and profitability.

The United States and foreign government agencies and self-regulatory organizations, as well as state securities commissions in the United States, are empowered to conduct administrative proceedings that can result in censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer or its directors, officers or employees.

Since March 2004, we have received inquiries, subpoenas and requests for production of documents from the SEC, FINRA and the Attorney General of the State of New York ("AG") with respect to individual PIPE transactions in which we acted as placement agent. We have responded to each such inquiry, subpoena and request, and, to our best knowledge, our responses have been to the satisfaction of the inquiring party. We have never been advised by the SEC, FINRA or the AG that we are, or have been, a target in connection with any such inquiry or investigation in connection with our PIPE business, and we have no reason to believe that we are currently a target in connection with any such inquiry or investigation. We believe that these inquiries and investigations are consistent with the general regulatory scrutiny that PIPE transactions have been the subject of during this period.

During 2009, 2008, 2007 and 2006, we have received ongoing inquiries from FINRA relating to our participation in resale registration offerings that register securities placed in private placement financing transactions in which we acted as placement agent. The inquiries have focused on whether the offerings contemplated by such resale registration statements are subject to the filing requirements set forth in Rule 5110 of FINRA Conduct Rules ("Rule 5110") and FINRA Notice to Members 88-101 and related Regulation M matters. A Rule 5110 filing seeks approval from FINRA as to the fairness of the compensation received, or to be received, by a member in a financing transaction covered by the rule. The rule generally covers a member that is "participating" in a public offering, the definition of which is currently the subject of industry discussion and debate. We have responded to each such inquiry, and to our best knowledge, such responses have been to the satisfaction of the inquiring party. We expect that FINRA may seek further information from us. We have never been advised by FINRA that we are, or were, a target in connection with any inquiry or investigation relating to Rule 5110.

Risk Management and Compliance

Risk is an inherent part of our business. Global markets, by their nature, are prone to uncertainty and expose participants to a variety of risks. The principal risks we face are market, liquidity, legal, reputation and operational risks. We consider risk management to be of paramount importance in our day-to-day operations. Consequently, we devote significant resources, including investments in personnel and technology, to the measurement, analysis and management of risk. While risk cannot be eliminated, we seek to mitigate it through a strong internal control environment, with multiple overlapping and reinforcing elements. We developed policies and procedures to identify, measure and monitor the risks involved in our sales and trading, principal transactions and investment banking activities. We apply sound practical judgment before transactions occur to ensure appropriate risk mitigation is in place. We accomplish this objective by allocating the use of capital to each of our business units, establishing trading limits and setting credit limits for individual counterparties.

The challenge is balancing risk versus return. Our objective is to achieve adequate returns from each of our business units commensurate with the risks inherent in those units. Nonetheless, the effectiveness of our approach to managing risks can never be completely assured. For example, unexpected large or rapid movements or disruptions in one or more markets or other unforeseen developments could have an adverse effect on our results of operations and financial condition. The consequences of these developments can include losses due to adverse changes in the value of our portfolio of securities and warrants and increases in our credit exposure to customers and trading counterparties and general systemic risk.

Employees

As of December 31, 2009, we had approximately 114 full-time employees, of which all but nine are based in our principal offices in New York City. We are not a party to any collective bargaining agreements and we have not had any work stoppages. We consider our relations with our employees to be good.

Corporate Information

Our principal executive office is located at 1251 Avenue of Americas, 20th Floor, New York, New York 10020, and our telephone number is (212) 356-0500. We also have an office in Houston, Texas. Our corporate website address is www.rodm.com . Information contained on our website is not incorporated by reference into this Report and you should not consider information contained on, or accessible through, our website as part of this Report.

(d) Financial Information About Geographic Areas

In 2009 and 2008, RRCG derived certain revenues from business outside of the United States; however, such revenues were not material. Financial information concerning RRCG's operations is reported in Item 8, Financial Statements and Supplementary Data.

(e) Available Information

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments are available on the SEC's internet website at www.sec.gov. The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 Fifth Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. As noted above, the SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers such as us that file electronically with the SEC.

Item 1A. *Risk Factors*

The following are certain risk factors that could affect our business, financial position and results of operations. These risk factors should be considered in connection with evaluating the forward-looking statements contained in this Annual Report on Form 10-K because these factors could cause the actual results and conditions to differ materially from those projected in the forward-looking statements. Before you buy our common stock or other securities, you should know that making such an investment involves risks, including the risks described below. The risks that have been highlighted below are not necessarily the only risks of our business. If any of the risks actually occur, our business, financial condition or results of operations could be negatively affected. In that case, the trading price of our common stock or other securities could decline, and you may lose all or part of your investment. Certain risk factors that could cause actual results to differ materially from our forward-looking statements include the following:

Risks Related to Our Business

We have limited cash and cash equivalents and rely on cash flow from operations to operate our business.

At December 31, 2009 we had cash and cash equivalents of approximately $15.5 million. Our capital requirements have been and will continue to be significant. Historically, we have relied upon cash flow from operations to fund our working capital needs. In light of current market and economic conditions it is difficult, if not impossible, to predict the timing or likelihood of generating revenues. In the event that we do not generate adequate cash flow from operations to fund our working capital needs we will need to raise working capital through a debt or equity financing, if available, or curtail operations.

Limitations on our access to capital could impair our ability to expand our businesses.

Liquidity, or ready access to funds, is essential to financial services firms, including ours. R&R, our broker-dealer subsidiary, is subject to the net capital requirements of the SEC, FINRA and various self-regulatory organizations of which it is a member. These requirements typically specify the minimum level of net capital a broker-dealer must maintain and also mandate that a significant part of its assets be kept in relatively liquid form. Any failure to comply with these net capital requirements could impair our ability to expand our business. Furthermore, there are laws that authorize regulatory bodies to block or reduce R&R's ability to distribute funds to us. As a result, regulatory actions could impede our access to funds that we need to make payments on obligations or dividend payments. In addition, because we hold equity interests in our subsidiaries, our rights as an equity holder to the assets of these subsidiaries may not materialize, if at all, until the claims of the creditors of these subsidiaries are satisfied.

We derive a significant portion of our revenues from the life science sector, primarily from biotechnology companies. Adverse developments or a decline in investor interest in this sector could harm our business.

In 2009 and 2008, 53% and 59%, respectively, of our revenues were derived from the life science sector. Although this percentage may decrease over time, we anticipate that the life science sector (primarily biotechnology companies) will continue to account for a large portion of our revenues in the foreseeable future. The life science sector is known for its volatility due to a number of factors including the following:

- many companies in this sector rely on a single product or class of products;
- the sector is highly regulated;
- a company's success and viability depends on the results of clinical trials, which are unpredictable;
- technological developments;
- disposition of patent applications;
- international respect of patents;
- product recalls;
- general economic conditions and political developments;
- global competition; and
- availability of insurance coverage.

Despite our expansion into other sectors, our revenue and net profits will continue to be subject to the volatility of the life science sector, which could have a detrimental impact on our results of operations.

We derive a significant portion of our revenues from China based companies which could be adversely effected by changes in the political and economic policies of the government of the Peoples Republic of China (PRC).

Our China based revenue is principally derived from companies that are listed on, or seek listing on, a US exchange. Under the current government leadership, the government of the PRC has been pursuing economic reform policies that encourage private economic activity, greater economic decentralization and globalization. There is no assurance, however, that the government of the PRC will continue to pursue these policies, or that it will not significantly alter these policies from time to time, with or without notice. Further, the China region and markets may experience volatility, political turmoil, uncertainty or difficult economic or market conditions that differ from those in the U.S. Any of these changes could negatively impact our current business and our expansion plans within the China region which could have a negative impact on our revenues and results of operations.

Our growth may depend on our ability to complete acquisitions and integrate operations of acquired businesses and personnel.

We deployed a significant portion of the net proceeds of the October 2007 financing to acquire businesses and to hire additional personnel. We cannot assure you that any of the transactions that we have already completed or that we may complete in the future will be successful and we may not realize the anticipated benefits of these transactions. In fact, these transactions may cause margin fluctuation or otherwise have a material adverse effect upon our operating results.

Achieving the benefits of acquisitions and new hiring depends on the timely, efficient and successful execution of a number of post-transaction events, including, in the case of acquisitions, integrating the acquired business, personnel, systems and operations into our business platform, operations and reporting and information systems. In the case of new hires and joint ventures, the post-transaction challenges include integrating the new people into our corporate culture and managing them properly. Our ability to integrate new businesses and new hires may be adversely affected by many factors, including the size of the business acquired, the number of and the personality of the people involved and the allocation of our limited management resources among various integration efforts. Integration and management issues may also require a disproportionate amount of our management's time and attention and distract our management from running our historical businesses.

In connection with future acquisitions, we may decide to consolidate the operations of any acquired business with our existing operations or make other changes with respect to the acquired business, which could result in special charges or other expenses. Our results of operations also may be adversely affected by expenses we incur in making acquisitions and hiring new personnel. For example, in the case of acquisitions, our results of operations will be impacted by expenses, including legal and accounting fees, incurred in connection with the transaction, amortization of acquisition-related intangible assets with definite lives and by additional depreciation expense attributable to acquired assets. Any of the businesses we acquire may also have liabilities or adverse operating issues, including some that we fail to discover before the acquisition, and our indemnity for such liabilities may be limited. Our ability to make any future acquisitions may depend upon obtaining additional financing. We may not be able to obtain additional financing on acceptable terms or at all. To the extent that we seek to acquire other businesses in exchange for our common stock, fluctuations in our stock price could have a material adverse effect on our ability to complete acquisitions.

A principal investing platform, in which we will invest our own capital, will expose us to a significant risk of capital loss.

Principal investing involves numerous risks, including illiquidity, loss of invested capital and revaluation. In the past, we have used a portion of our own capital in a variety of principal investment activities, including purchasing "shell" companies to be used in connection with future financing transactions. From time to time we also purchase securities offered in financing transactions for which we are acting as placement agent. We also hold a portfolio of equity securities, including stock and warrants that we received as part of our compensation in connection with investment banking assignments. As of December 31, 2009 we had an outstanding investment commitment of $15.4 million to Aceras BioMedical, which will use those funds to purchase promising compounds or equity securities in early stage companies in the life science and/or biotechnology sectors and its operating budget. Other principal investing activities may involve purchasing securities in other high-risk financings of early-stage, pre-public, or distressed companies. These securities are likely to be restricted as to resale and may in any event, be highly illiquid. For example, in the case of investments in marketable securities, principal investments could be significant relative to the overall capitalization of the company in which we invest. Resale of a significant amount of these securities might adversely affect their market and/or sales price. Moreover, the companies in which we invest may rely on new or developing technologies or novel business models or concentrate on markets which have not yet developed and which may never develop sufficiently to support successful operations. Even if we make an appropriate investment decision based on the intrinsic value of an enterprise, we cannot assure you that general market conditions will not cause the market value of our investments to decline. For example, an increase in interest rates, currency fluctuations, a general decline in the stock markets, or other market conditions adverse to companies of the type in which we may invest could result in a decline in the value of our investments or a total loss of our investment. This could materially and adversely impact our financial results and the price of our common stock.

We may also commit our own capital to facilitate client sales and trading activities. The number and size of these transactions may adversely affect our results of operations. To the extent that we have long positions in any of those markets, a downturn in the value of those assets or in those markets could result in losses. Conversely, to the extent that we have short positions in any of those markets an upturn in those markets could expose us to potentially large losses as we attempt to cover our short positions by acquiring assets in a rising market. These long and short positions and the movement of the market relative to these positions could further contribute to the fluctuations in our revenues and earnings, which, in turn, could contribute to volatility in the price of our common stock.

Our client base and the number of products we offer are limited. Our rate of growth will be impaired unless we expand our client base and increase our investment banking revenues.

We derive most of our revenues from investment banking engagements, including placement agent and underwriting fees and strategic advisory fees, which also have higher profit margins than our other categories of revenue. For the years 2009 and 2008, investment banking transactions accounted for 68% and 84%, respectively, of our revenues excluding principal transactions. From January 1, 2003 through December 31, 2009, our corporate finance transactions ranged from $1.0 million to $171.0 million.

Our future growth still largely depends on our ability to generate significant placement agent and underwriting fees. To do so, we must: (i) continue to build up our expertise in the life sciences, metals/mining, energy and China sectors and consider expansion into new sectors; (ii) increase the volume of corporate finance transactions in which we act as sole or lead manager; and (iii) actively solicit engagements for larger transactions. Significant factors affecting this strategy include our relatively small size and competition from larger investment banks. We cannot assure you that we will be able to compete effectively for new investment banking engagements. If we are unable to increase our investment banking revenue, our rate of growth will be adversely affected, which may cause the price of our common stock to decline.

Our future success depends on our ability to continue to expand our investment banking services into sectors of the economy other than biotechnology.

For the years 2009 and 2008, investment banking revenues from companies in sectors other than biotechnology and life science were 47% and 41%, respectively, of our total investment banking revenues. Since we did not have any particular expertise in sectors other than biotechnology prior to the second quarter of 2008, we relied, in part, on our relationships with institutional investors and private equity funds to introduce us to companies that need capital and on our own ability to identify opportunities to which we can apply our corporate finance know-how. We cannot assure you that we will be able to continue to receive referrals from institutional investor sources or that our recent expansion into the metals/mining and energy sectors will result in additional investment banking revenues.

Our revenue and profits are highly volatile, which may make it difficult for us to achieve steady earnings growth on a quarterly basis and may cause the price of our common stock to decline. In addition, the investment banking sector can be highly volatile, which could adversely impact our revenues and profits.

We have experienced, and expect to experience in the future, significant variations from period-to-period in our revenues and results of operations. These variations may be attributed in part to the fact that our investment banking revenues, which represent the largest portion of our revenues, are typically earned when the financing or merger or acquisition transaction is consummated, the timing of which is uncertain and largely beyond our control. If a transaction fails to close, we will earn little or no revenue despite the fact that we may have devoted considerable resources to, and incurred significant out-of-pocket expenses in connection with, the transaction. As a result, our business depends a great deal on market conditions as well as the decisions and actions of our clients and interested third parties. For example, a client could delay or terminate financing transactions because of a failure to agree upon final terms with the counterparty, failure to obtain necessary regulatory consents or board or stockholder approvals, adverse market conditions or because its business is experiencing unexpected operating or financial problems. In addition, many companies seeking a financing simultaneously explore a merger or sale option. Our investment banking revenues would be adversely affected if companies for which we are acting as placement agent or underwriter were sold and we were not also engaged as a strategic advisor.

Market conditions and valuations for companies in the life science, metals/mining and energy sectors, as well as general market conditions, can materially affect our financial performance. The nature of our revenue generation, including the size of transactions, the timing of transaction closings and the sectors in which those transactions occur, make our future performance difficult to predict and potentially highly variable. Revenues for many of the services we provide are earned only upon the successful completion of a transaction. Accordingly, revenues and net income in any period may not be indicative of full-year results or the results of any other period and may vary significantly from year-to-year and quarter-to-quarter depending on whether and when transactions are completed and the number, size and type of transactions completed. In particular, recent volatility in the capital markets may lead to disruptions that delay or eliminate revenue opportunities.

Our results may be adversely affected in future periods by the volatility of financial instruments in our portfolio.

We may engage in large block trades in a single security or maintain large position concentrations in a single security or warrant, securities or warrants of a single issuer, or securities or warrants of issuers engaged in a specific industry. Any downward price movement in these securities or warrants could result in a reduction of our revenues and profits in the future.

Our corporate finance and strategic advisory engagements are singular in nature and do not generally provide for subsequent engagements.

Our investment banking engagements are usually transaction specific as opposed to long-term engagements. As such, we must continually seek new engagements even from companies that have engaged us in the past. For this reason, we believe it is important to nurture strong relationships with our clients. Although we have been successful in securing repeat engagements from clients in the past, we cannot assure you that this trend will continue. As a result, high activity levels in any period are not necessarily indicative of continued high levels of activity in any subsequent period. If we are unable to generate a substantial number of new engagements that generate fees from new or existing clients, our business, results of operations and financial condition could be adversely affected.

We depend on the services of a limited number of key executives and the loss of their services would have a material adverse effect on us.

We depend on the efforts and reputations of Michael Vasinkevich, our Vice Chairman, Edward Rubin, our Chief Executive Officer and President, and John J. Borer III, Head of Investment Banking. Their reputations and relationships with clients and potential clients are critical elements in expanding our business, and we believe our historical and future performance is strongly correlated to their involvement to date and their continued involvement in our operations. The loss or reduction of the services of any of Messrs. Vasinkevich, Rubin and/or Borer, due to death, disability, termination of employment or regulatory restriction, could have a material adverse effect on our operations, including our ability to attract new company clients and to raise capital from institutional investors.

We currently have employment agreements with each of Messrs. Vasinkevich, Rubin and Borer, which expire on February 28, 2011. Each employment agreement then renews automatically for an unlimited number of one-year periods until either party gives a 90-day non-renewal notice. If the executive's employment terminates for any reason, he is subject to a covenant that prohibits him from competing with us for a period of one year from the date of termination. We cannot assure you that one or more of Messrs. Vasinkevich, Borer and Rubin will not resign, join a competitor or form a competing company or that the non-competition provisions in their employment agreements are enforceable.

The investment banking industry is highly competitive. If we fail to address the challenges posed by this competition, we could lose our leading position in these areas, causing our operating results to suffer.

The investment banking industry is intensely competitive, particularly in those areas in which we specialize (i.e., biotechnology and life science, metals/mining and energy, and PIPE and RD transactions), and we expect it to remain so for the foreseeable future. We have experienced intense price competition in our various businesses. Pricing and other competitive pressures in investment banking, including the trends toward multiple book runners, co-managers and multiple financial advisors handling transactions, could adversely affect our revenues, even as the size and number of our investment banking transactions may increase. Many of our competitors are larger, have greater financial and other resources and longer operating histories than we have, giving them a significant competitive advantage. We consider our principal competitors to include Canaccord Adams, Inc., Cowen Group, Inc, Jefferies Group, Inc., JMP Group, Inc, Ladenburg Thalmann Financial Services, Inc., Lazard Ltd., Leerink Swann & Co., Merriman Curhan Ford Group, Inc., Oppenheimer & Co., Inc., Piper Jaffray Companies, Roth Capital Partners, LLC, and Thomas Weisel Partners Group, Inc. If we expand our business into new sectors and new business lines, we will face competition from other firms as well. We compete on the basis of a number of factors, including the scope and quality of services, price, market focus and industry knowledge, client relationships and reputation. Larger firms provide a broader range of investment banking services to their clients than we do. If we do not address these competitive factors successfully, we may not be able to execute our strategy or even maintain our existing market share. In either case, our operating results would suffer as would the price of our common stock.

We will likely face competition from larger investment banking firms. In order to compete with them, we may have to increase our operating expenses significantly and/or make larger commitments of capital in our trading and underwriting business. This increases the potential for capital loss, which could adversely impact our operating results.

We are a relatively small investment bank. Historically we have tried to avoid competing with larger investment banks. However, we expect this to change as we pursue investment banking opportunities with larger companies and engagements for larger transactions. Larger investment banks not only offer a broader range of products and services than we do, they also have significantly greater financial and marketing resources than we do, greater name recognition, more senior professionals to serve their clients' needs, greater global reach and may have more established relationships with clients than we have. Thus, they are better able to respond to changes in the investment banking industry, compete for skilled professionals, finance acquisitions, fund internal growth and compete for market share.

In addition, financial services firms have begun to make larger and more frequent commitments of capital in many of their activities. In order to win business, they are increasingly committing to purchase large blocks of stock from publicly traded issuers or significant stockholders, instead of the more traditional marketed underwriting process in which marketing is typically completed before an investment bank commits to purchase securities for resale. They are willing to provide debt financing out of internal funds, often giving them a significant competitive advantage. Because we do not have the resources to match these investment banking firms, we may be unable to compete as effectively for larger clients and larger transactions. In that case, we may not be able to execute that part of our strategy, which could have an adverse impact on our operations and financial condition.

Our ability to retain our senior professionals and recruit additional professionals is critical to our strategy and our failure to do so may adversely affect our reputation, business, results of operations and financial condition.

Our ability to obtain and successfully execute the transactions that generate a significant portion of our revenues depends upon the reputation, judgment, business generation capabilities and project execution skills of our senior professionals. The reputations of our senior professionals and their relationships with our clients are a critical element in obtaining and executing client engagements. Accordingly, retaining these particular employees is critical to our future success and growth. In addition, we may add investment bankers and other financial professionals. However, turnover in the investment banking industry is high and we encounter intense competition for qualified employees from other companies in the investment banking industry as well as from businesses outside the investment banking industry, such as hedge funds and private equity funds. We have experienced departures of investment banking and other professionals in the past and losses of key employees may occur in the future. As a result of such departures, we may not be able to retain valuable relationships and some of our clients could choose to use the services of a competitor instead of our services. We cannot assure you that our efforts to recruit and retain the required personnel will be successful as the market for qualified financial professionals is extremely competitive. Similarly, we cannot assure you that our compensation arrangements and non-competition and non-solicitation agreements with our key employees are broad or effective enough to deter or prevent employees from resigning, joining or forming competitors or soliciting our clients. Further, we cannot assure you that we could successfully enforce our rights under those agreements. If we are unable to retain our senior professionals and/or recruit additional professionals, our reputation, business, results of operations and financial condition will be adversely affected.

Our compensation policy may adversely affect our ability to recruit, retain and motivate our senior managing directors and other key employees, which in turn could adversely affect our ability to compete effectively and to grow our business.

The target for our total compensation and benefits expense is currently 55% to 60% of total consolidated revenues. This target includes equity, equity-based incentives, amortization of forgivable loans and other non-cash employee benefits. Our reliance on equity and equity-based incentives for a significant portion of the compensation package we pay to our senior executives may not be effective, especially if the market price of our common stock declines. This compensation policy could adversely impact the overall compensation our key employees, including our senior executive officers and managing directors, may receive. Our senior executives and managing directors may receive less compensation under this formula than they otherwise would receive at other firms, which would make it more difficult for us to retain our key employees, including our senior executives and managing directors, and attract new key employees.

If we are unable to manage our growth successfully, we may not be able to sustain profitability, Continued growth may place significant demands on our operational, administrative and financial resources.

Our rapid growth has caused, and if it continues, will continue to cause, significant demands on our operational, administrative and financial infrastructure and increase our expenses. If we do not effectively manage our growth, the quality of our services could suffer, which would adversely affect our operating results and our reputation. If we continue to grow, we will have to hire, train and manage a larger work force and improve our financial and management controls and our reporting systems and procedures. These systems enhancements and improvements will require significant capital expenditures and allocation of valuable management resources. If the improvements are not implemented successfully, our ability to manage our growth will be impaired and we may incur significant additional expenditures to address these issues, further impairing our financial condition and profitability. We cannot assure you that we will be able to manage growth effectively and any failure to do so could adversely affect our ability to generate revenues and control expenses.

Our risk management policies and procedures may leave us exposed to unidentified or unanticipated risks.

Our risk management strategies and techniques may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk. We are exposed to the risk that third parties that owe us money, securities or other assets will not perform their obligations. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure, and breach of contract or other reasons. We are also subject to the risk that our rights against third parties may not be enforceable in all circumstances, and, as a result, default risks may arise from events or circumstances that are difficult to detect, foresee or reasonably guard against. In addition, concerns about, or a default by, one institution could lead to significant liquidity problems, losses or defaults by other institutions, which in turn could adversely affect us. If any of the variety of processes and strategies we utilize to manage our exposure to various types of risk are not effective, we may incur losses.

Our operations and infrastructure and those of the service providers upon which we rely may malfunction or fail.

We outsource various aspects of our technology infrastructure, including data centers, disaster recovery systems, and wide area networks, as well as most trading applications. We depend on our technology providers to manage and monitor those functions. A disruption of any of the outsourced services would be out of our control and could negatively impact our business. We have experienced disruptions on occasion, none of which has been material to our operations or results. However, we cannot assure you that future disruptions with these providers will not occur or that their impact would not be material.

We also face the risk of operational failure or termination of relations with any of the clearing agents, exchanges, clearing houses or other financial intermediaries we use to facilitate our securities transactions. Any such failure or termination could adversely affect our ability to effect transactions and to manage our exposure to risk.

In addition, our ability to conduct business may be adversely impacted by a disruption in the infrastructure, including electrical, communications, transportation and other services, that support our businesses and the area in which we are located. This may affect, among other things, our financial, accounting or other data processing systems. Nearly all of our employees work in close proximity to each other. Although we have a formal disaster recovery plan in place, if a disruption occurs and our employees are unable to communicate with or travel to other locations, our ability to service and interact with our clients may suffer, and we may not be able to implement contingency plans that depend on communication or travel.

Our operations also rely on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. Although we take protective measures and endeavor to modify them as circumstances warrant, our computer systems, software and networks may be vulnerable to unauthorized access, computer viruses or other malicious code and other events that could have an adverse impact on their integrity and/or viability. If one or more of such events occur, this could jeopardize our or our clients' or counterparties' confidential and other information processed and stored in, and transmitted through, our computer systems and networks, or otherwise cause interruptions or malfunctions in our, our clients', our counterparties' or third parties' operations. We may be required to expend significant additional resources to modify our protective measures, to investigate and remediate vulnerabilities or other exposures or to make required notifications, and we may be subject to litigation and financial losses that are either not insured or not fully covered through any insurance that we maintain.

We may be required to make substantial payments under certain indemnification agreements.

In connection with our conversion from a limited liability company to a corporation, we entered into agreements that provide for us to indemnify our former members against certain tax liabilities relating to periods before we effected the Exchange. If we are required to make payments under these indemnification agreements, our financial condition could be adversely affected.

Difficult market conditions can adversely affect our business in many ways, which could materially reduce our revenue or income.

Our business, operating results and financial condition has been materially and adversely affected by adverse conditions in the global financial markets and adverse economic conditions throughout the world since the third quarter of 2007. 2008 was particularly difficult, marked by the failure or near failure of a number of large and prestigious firms in the financial services industry. Although market conditions improved in 2009 and the U.S. economy has begun to recover, we cannot predict the timing, length or extent of any economic recovery. We have no control over the political events and the global and local economic developments that influence market conditions and dynamics.

Our revenues are directly related to the volume and value of investment banking transactions in which we are involved. During periods of unfavorable market or economic conditions, such as those that existed throughout 2008 and the first quarter of 2009, the volume and size of these transactions decreased, thereby reducing the demand for our services and increasing price competition among financial services companies seeking those engagements. In addition, weakness in equity markets and diminished trading volume of securities adversely impacted our sales and trading business. Finally, the general decline in the value of securities adversely impacted our investment portfolio. The impact of these factors was exacerbated by our fixed costs and our inability to scale back other costs within a time frame sufficient to match any decreases in revenue relating to market and economic conditions.

Significantly expanded corporate governance and public disclosure requirements may result in fewer public offerings and discourage companies from engaging in capital market transactions, which may reduce the number of investment banking opportunities available for us to pursue.

Highly-publicized financial scandals in recent years have led to investor concerns over the integrity of the U.S. financial markets, and have prompted the U.S. Congress, the SEC, NYSE and NASDAQ to significantly expand corporate governance and public disclosure requirements. To the extent that private companies, in order to avoid becoming subject to these new requirements, decide to forego public offerings or elect to be listed on foreign markets, our underwriting business may be adversely affected. In addition, provisions of the SOX and the corporate governance rules imposed by self-regulatory organizations and stock exchanges have diverted the attention of many companies away from capital market transactions, including securities offerings and acquisition and disposition transactions. In particular, companies that either are or are planning to become public companies are incurring significant expenses in complying with the SEC reporting requirements relating to internal controls over financial reporting, and companies that disclose material weaknesses in such controls under the new standards may have greater difficulty accessing the capital markets. These factors, in addition to adopted or proposed accounting and disclosure changes, may have an adverse effect on our business.

Financial services firms have been subject to increased scrutiny over the last several years, increasing the risk of financial liability and reputational harm resulting from adverse regulatory actions.

The financial services industry has experienced increased scrutiny from a variety of regulators, including the SEC, the NYSE, NASDAQ, FINRA and state attorney generals. This regulatory and enforcement environment has created uncertainty with respect to a number of transactions that had historically been entered into by financial services firms and that were generally believed to be permissible and appropriate. We may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and self-regulatory organizations. Each of the regulatory bodies with jurisdiction over us has regulatory powers dealing with many aspects of financial services, including, but not limited to, the authority to fine us and to grant, cancel, restrict or otherwise impose conditions on the right to carry on particular businesses. For example, a failure to comply with the obligations imposed by the Exchange Act on broker-dealers and the Investment Advisers Act on investment advisers, including record-keeping, advertising and operating requirements, disclosure obligations and prohibitions on fraudulent activities, or by the Investment Company Act of 1940, could result in investigations, sanctions and reputational damage. We also may be adversely affected as a result of new or revised legislation or regulations imposed by the SEC, other U.S. or foreign governmental regulatory authorities, FINRA or other self-regulatory organizations that supervise the financial markets. Substantial legal liability or significant regulatory action against us could have adverse financial effects on us or harm our reputation, which could harm our business prospects.

Financial services firms are subject to numerous conflicts of interests or perceived conflicts. The SEC and other federal and state regulators have increased their scrutiny of potential conflicts of interest. We have adopted, and regularly review and update, various policies, controls and procedures to address or limit actual or perceived conflicts. However, appropriately addressing conflicts of interest is complex and difficult and our reputation could be damaged if we fail, or appear to fail, to appropriately address conflicts of interest. Our policies and procedures to address or limit actual or perceived conflicts may also result in increased costs and additional operational personnel. Failure to adhere to these policies and procedures may result in regulatory sanctions or litigation against us. For example, the research operations of investment banks have been and remain the subject of heightened regulatory scrutiny which has led to increased restrictions on the interaction between equity research analysts and investment banking professionals at securities firms. A number of securities firms in the United States reached a global settlement in 2003 and 2004 with certain federal and state securities regulators and self-regulatory organizations to resolve investigations into the alleged conflicts of interest of research analysts, which resulted in rules that have imposed additional costs and limitations on the conduct of our business.

PIPE transactions have been subject to intense regulatory scrutiny over the last few years. To the extent the investor interest is reduced as a result, our business will be adversely affected.

A significant factor in our growth to date has been our leading position as placement agent in PIPE transactions. These transactions usually can be accomplished in less time and at less cost than registered public offerings. Various regulatory and governmental agencies, including the SEC, have been reviewing PIPE transactions. Periodically, we receive requests for information from the SEC and other regulatory and governmental agencies regarding PIPEs in general or regarding specific transactions. In most cases, these communications include a request for copies of transaction documents. We always comply with these requests. If the SEC or any other regulatory agency promulgates regulations that make it more difficult or expensive to consummate PIPE transactions, investors and issuers may prefer other financing strategies, such as registered public offerings. Since underwriting registered public offerings has not historically been a significant source of revenue for us, any decline in the number of PIPE transactions could have a material adverse impact on our business, operations and financial condition, which may cause the price of our common stock to decline.

Our exposure to legal liability is significant, and damages and other costs that we may be required to pay in connection with litigation and regulatory inquiries, and the reputational harm that could result from legal action against us, could adversely affect our businesses.

We face significant legal risks in our businesses and, in recent years, the volume of claims and amount of damages sought in litigation and regulatory proceedings against financial institutions have been significant. These risks include potential liability under securities or other laws for materially false or misleading statements made in connection with securities offerings and other transactions, employment claims, potential liability for "fairness opinions" and other advice we provide to participants in strategic transactions and disputes over the terms and conditions of complex trading arrangements.

As an investment banking firm, we depend to a large extent on our reputation for integrity and professionalism to attract and retain clients. Moreover, our role as advisor to our clients on important underwriting or mergers and acquisitions transactions involves complex analysis and the exercise of professional judgment, including rendering "fairness opinions" in connection with mergers and acquisitions and other transactions. Therefore, our activities may subject us to the risk of significant legal liabilities to our clients and aggrieved third parties, including our clients' stockholders who could bring securities class action suits against us. Our investment banking engagements typically include broad indemnities from our clients and provisions to limit our exposure to legal claims relating to our services. However, there can be no assurance that these provisions will protect us or be enforceable in all cases. As a result, we may incur significant legal and other expenses in defending against litigation and may be required to pay substantial damages for settlements and adverse judgments. Substantial legal liability or significant regulatory action against us could harm our results of operations or harm our reputation, which could adversely affect our business and prospects.

Employee misconduct, which is difficult to detect and deter, could harm us by impairing our ability to attract and retain clients and subjecting us to significant legal liability and reputational harm.

Over the past number of years, there have been a number of highly-publicized cases involving fraud or other misconduct by employees in the financial services industry, and there is a risk that our employees could engage in misconduct that adversely affects our business. For example, we often deal with confidential matters of great significance to our clients. If our employees were to improperly use or disclose confidential information provided by our clients, we could be subject to regulatory sanctions and suffer serious harm to our reputation, financial position, current client relationships and ability to attract future clients. The violation of these obligations and standards by any of our employees would adversely affect us and our clients. It is not always possible to deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in all cases. If our employees engage in misconduct, our business could be adversely affected.

Risks Related to Our Common Stock

We cannot assure you that an active trading market for our common stock will continue. Any decrease in trading volume could make it more difficult for you to liquidate your position in a timely fashion.

Since October 16, 2007, our common stock has been listed on the NASDAQ Global Market, trading under the symbol "RODM". Since then, there have periods when our stock was thinly traded. We cannot assure you that an established and liquid trading market for our stock will continue. Accordingly, investors should consider the potential lack of liquidity and the long-term nature of an investment in our common stock prior to investing.

The market price of our common stock may be volatile.

Since October 16, 2007, the day our stock commenced trading on the NASDAQ Global Market, through March 15, 2010, the closing sales price of our common stock has fluctuated from $6.35 to $0.19. This wide range could be attributable to a number of factors including one or more of the following:

- actual or anticipated fluctuations in our financial condition or results of operations;
- the success or failure of our operating strategies and our perceived prospects and those of the financial services industry in general;
- realization of any of the risks described in this section;
- failure to be covered by securities analysts or failure to meet the expectations of securities analysts;
- a decline in the stock prices of peer companies; and
- a discount in the trading multiple of our common stock relative to that of common stock of certain of our peer companies due to perceived risks associated with our smaller size.

As a result, shares of our common stock may trade at prices significantly below the price you paid to acquire them. Furthermore, declines in the price of our common stock may adversely affect our ability to conduct future offerings or to recruit and retain key employees, including our managing directors and other key professional employees.

If we are unable to satisfy Nasdaq's maintenance requirements, including a bid price of not less than $1.00, our common stock may be delisted from Nasdaq, which could impair the liquidity and the value of our common stock.

While the shares of our common stock currently satisfy Nasdaq's continued listing requirements, there were periods during the past year when the price of a share of our common stock fell below $1.00, the minimum required for continued listing on Nasdaq. Other continued listing requirements include: (i) a minimum of $2,500,000 in stockholders equity, or $35,000,000 in market capitalization, or $500,000 in net income for either the last fiscal year, or two out of the last three fiscal years; (ii) a minimum 500,000 shares in the public float valued at $1,000,000 or more; (iii) a minimum of two active market makers; and (iv) a minimum of 300 holders. If we are unable to satisfy Nasdaq's maintenance requirements, our securities may be delisted from The Nasdaq Global Market. We cannot assure you that we will be able to continue to satisfy any or all of these criteria. If we fail to meet any on of these criteria, our stock could be delisted from Nasdaq, in which case it would be quoted on the Over the Counter Bulletin Board. The OTC Bulletin Board is not an exchange and is, thus, a less liquid market. Many institutional investors are precluded from holding securities that are listed on the Bulletin Board and, for that reasons, many analysts do not cover stocks that are quoted on the Bulletin Board. As a result, the liquidity of our stock would be impaired making it more difficult for stockholders to trade their shares on a timely basis.

If securities analysts do not publish research or reports about our industry or if they downgrade us or our sector, the price of our common stock could decline.

The trading market for our common stock may depend, in part, on research and reports that industry or financial analysts publish about us or our industry. Negative reports about us or the financial services industry could have an adverse impact on the price of our stock. In addition, while the financial services industry receives extensive coverage, our stock only receives limited coverage, which may also adversely impact liquidity. In addition, given the limited coverage of our stock, one negative report could have a disproportionate impact on the price of our stock.

Provisions of our organizational documents may discourage an acquisition of us, which could adversely impact the price of our common stock.

Our organizational documents contain provisions that may impede the removal of directors and may discourage a third party from making a proposal to acquire us. Our Board of Directors has the ability to take defensive measures that could impede or thwart a takeover such as, under certain circumstances, adopting a poison pill or causing us to issue preferred stock that has greater voting rights than our common stock. If a change of control or change in management that our stockholders might otherwise consider to be favorable is prevented or delayed, the market price of our common stock could decline.

We are controlled by a limited number of stockholders whose interests may differ from those of our other stockholders.

As of March 15, 2010, our largest stockholder, Paul Revere, LLC ("Revere"), owns approximately 36% of our outstanding common stock. Revere is owned one-third by Edward Rubin, our Chief Executive Officer and President, and a trust for the benefit of certain members of his family, and two-thirds by a trust, the beneficiaries of which are the wife and children of Michael Vasinkevich, our Vice Chairman. In addition, our other senior executive officers collectively own approximately 7% of our common stock. As a result, our public stockholders have limited influence over the election of directors, management, company policies or major corporate decisions that require the consent of stockholders owning a majority of our issued and outstanding shares of common stock, such as mergers, consolidations and the sale of all or substantially all of our assets. This could adversely impact the market value of our common stock.

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. ***Properties***

Our corporate headquarters are located in New York City on the 20th floor at 1251 Avenue of the Americas, where we sublease 40,300 square feet under a lease that expires in October 2013. In addition, we have an office in Houston, TX.

Item 3. ***Legal Proceedings***

We face significant legal risks in our businesses and, in recent years, the volume of claims and amount of damages sought in litigation and regulatory proceedings against investment banking firms have been increasing. These risks include potential liability under Federal securities and other laws in connection with securities offerings and other transactions, as well as advice and opinions we may provide concerning strategic transactions. In addition, like most investment banking firms, we could be the subject of claims made by current and former employees arising out of their employment or termination of employment with us. These claims often relate to dissatisfaction with an employee's bonus or separation payment, or involve allegations that the employee was the subject of some form of discrimination, retaliation or other unlawful employment practice.

The following constitute our material pending legal proceedings as of the date of this Report:

Rodman & Renshaw, LLC, et al. v. Matthew N. Murray

In October 2006, we, as claimant, filed a statement of claim with FINRA against Matthew N. Murray ("Murray"), a former research analyst whom we terminated on March 2, 2006 for engaging in unprofessional conduct (the "FINRA Action"). The petition asserted claims for defamation, tortious interference with business relations, breach of fiduciary duty, conversion, breach of contract, and prima facie tort. We sought compensatory damages of at least $10.0 million, plus punitive damages of at least $15.0 million, together with certain injunctive relief. The claims related to wrongful activities allegedly undertaken by Murray.

Contemporaneously with the FINRA Action, we and our senior officers filed an action (the "SDNY Action") in the U.S. Federal District Court for the Southern District of New York (Rodman & Renshaw, LLC, John Borer, Edward Rubin, Michael Vasinkevich, and Wesley K. Clark v. Mathew N. Murray, U.S. District Court, Southern District of New York, 06 CV 8210 (WHP)), alleging various claims for trademark dilution, trademark infringement, cybersquatting, cyberpiracy, and false designation of origin as a result of various websites allegedly created by or at the instance of Murray using, among other things, the given names and surnames of certain of our principals and high ranking employees. The SDNY Action, among other things, sought permanent injunctive relief restraining Murray from continuing the acts complained of, as well as compensatory and punitive damages, each in the amount of at least $10.0 million. On October 6, 2006, we and the other plaintiffs moved for a temporary restraining order and preliminary injunction seeking an order enjoining Murray from continuing to maintain the offending websites and directing that the sites be taken down and the domain names transferred to us and to the other plaintiffs. Murray signed an order on October 10, 2006, effectively agreeing to all of our demands, which document was so-ordered by the Court on October 11, 2006. Murray filed an answer and counterclaims for breach of contract, defamation, and declaratory relief, seeking at least $1.0 million each in compensatory damages and punitive damages in an amount to be determined at trial. Murray also alleged that he was promised an option to purchase two percent "of Rodman" for "book value."

In April 2007, the statement of claim in the FINRA Action was amended to include the claims first set forth in the complaint in the SDNY Action and to include the individual plaintiffs in the SDNY Action as additional claimants in the FINRA Action.

Trial hearings in the FINRA Action concluded in August 2009. On September 18, 2009 the FINRA Panel issued its rulings sustaining our claims for defamation, tortious interference, breach of fiduciary duty, conversion, breach of contract and prima facie tort and denying each of Murray's claims. A hearing on our damages claims commenced during the fourth quarter of 2009 and is ongoing.

Item 4. ***Submission of Matters to a Vote of Security Holders***

None.

PART II

Item 5. ***Market Price of Registrant's Common Stock, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Our common stock is listed on the NASDAQ Global Market and traded under the symbol "RODM." The following table sets forth for the periods indicated the high and low sales prices per share for our common stock, as reported on NASDAQ. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not represent actual transactions.

	Sales Closing Price	
	High	**Low**
2009		
First Quarter	$ 1.10	$ 0.19
Second Quarter	1.04	0.29
Third Quarter	6.35	0.98
Fourth Quarter	6.16	3.22
2008		
First Quarter	3.25	1.57
Second Quarter	2.19	1.40
Third Quarter	2.55	1.40
Fourth Quarter	1.66	0.86

As of March 10, 2010, we had approximately 265 stockholders of record.

We have never declared or paid cash dividends on our common stock. We currently intend to retain earnings to finance its ongoing operations and it does not anticipate paying cash dividends in the foreseeable future. Future policy with respect to payment of dividends on the common stock will be determined by our Board of Directors based upon conditions then existing, including our earnings and financial condition, capital requirements and other relevant factors.

Information concerning our equity compensation plans required by Item 201(d) of Regulation S-K appears in Note 12 to our Consolidated Financial Statements and will be in Part III, Item 10 when filed.

Unregistered Sales of Equity Securities.

None.

STOCKHOLDER RETURN PERFORMANCE GRAPH

Set forth below is a line graph comparing the yearly percentage change in the cumulative total stockholder return on the Company's Common Stock, based on the market price of the Company's Common Stock with the total return of the Standard & Poor's 500 and Standard & Poor's 500 Financials Indices for the two year period (the Company has only been a public company for two full years) commencing January 1, 2008 and ending December 31, 2009. The calculation of total cumulative return assumes a $100 investment in the Company's Common Stock, the Standard & Poor's 500 and the Standard & Poor's 500 Financials Indices and the reinvestment of all dividends.



$140
$120
$100
$80
$60
$40
$20
$0
Rodman & Renshaw Capital Group, Inc.
S&P 500
S&P 500 Financials
2007
2008
2009

	2007	2008	2009
Rodman & Renshaw Capital Group, Inc.	100	26	125
S&P 500	100	63	80
S&P 500 Financials	100	45	52

Item 6. ***Selected Financial Data***

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table summarizes our selected historical consolidated financial data for the periods and at the dates indicated. You should read this information in conjunction with our audited consolidated financial statements and related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and other financial information appearing elsewhere in this Form 10-K. We derived our selected historical consolidated financial data as of December 31, 2009, 2008, 2007, 2006 and 2005 and for the years ended December 31, 2009, 2008, 2007, 2006 and 2005, from our audited consolidated financial statements. The results of operations for certain businesses that the Company no longer owns are reported as discontinued operations.

Amounts in Thousands, Except Per Share Amounts	Year Ended December 30,				
	2009	2008	2007	2006	2005
Revenues:					
Investment banking	$ 90,433	52,473	55,829	43,081	17,887
Merchant banking	36,018	-	-	-	-
Commissions	4,423	6,492	6,914	5,161	2,429
Conference fees	1,598	2,395	2,472	2,093	1,488
Principal transactions	(512)	(13,048)	3,872	10,809	7,367
Interest and other income	265	876	883	187	102
Total revenues	132,225	49,188	69,970	61,331	29,273
Operating expenses:					
Compensation and benefits	62,437	34,639	41,333	25,889	15,345
Conference expense	3,379	6,223	5,903	4,748	3,673
Professional and consulting	7,450	6,276	4,731	6,181	1,492
Communication and market research	2,750	2,646	1,981	1,452	671
Business development	2,228	2,926	3,006	1,880	765
Impairment of goodwill	1,327	21,719	376	-	-
Other	10,574	9,714	4,566	4,121	2,423
Total operating expenses	90,145	84,143	61,896	44,271	24,369
Operating income (loss)	42,080	(34,955)	8,074	17,060	4,904
Interest expense	-	-	3,772	-	-
Income (loss) before income taxes	42,080	(34,955)	4,302	17,060	4,904
Income tax (expense) benefit	3,913	(2,482)	440	(880)	(395)
Net income (loss)	45,993	(37,437)	4,742	16,180	4,509
Less: Net income to non-controlling interest	18,695	-	-	-	-
Net income (loss) from continuing operations	27,298	(37,437)	4,742	16,180	4,509
Net income (loss) from discontinued operations	-	-	17	338	-
Net income (loss) to common stockholders	$ 27,298	(37,437)	4,759	16,518	4,509
Unrealized (loss) gain on investments, net of tax	-	-	(141)	1,002	-
Reclassification adjustment for realized gain on investments	-	141	(1,002)	-	-
Comprehensive income (loss)	$ 27,298	(37,296)	3,616	17,520	4,509
Basic income (loss) per common share:					
From continuing operations	$ 0.77	(1.12)	0.21	0.89	0.25
From discontinued operations	-	-	0.00	0.02	-
Net income	$ 0.77	(1.12)	0.21	0.91	0.25
Diluted income (loss) per common share:					
From continuing operations	$ 0.73	(1.12)	0.20	0.88	0.25
From discontinued operations	-	-	0.00	0.02	-
Net income	$ 0.73	(1.12)	0.20	0.90	0.25
Weighted average common shares outstanding:					
Basic	35,588	33,375	23,039	18,160	18,160
Diluted	37,399	33,375	24,024	18,485	18,160
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 15,546	21,754	54,834	10,387	1,946
Financial instruments owned, at fair value	$ 56,156	13,872	9,011	14,156	2,460
Total assets	$ 94,886	47,682	71,872	38,106	9,682
Total liabilities	$ 19,445	17,148	11,104	16,080	1,378
Common stockholders' equity	$ 63,382	30,535	60,768	22,026	8,304

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this Report.

Overview

We are a full-service investment bank dedicated to providing corporate finance, strategic advisory and related services to public and private companies across multiple sectors and regions. We also provide research and sales and trading services to institutional investors. We are the leader in the PIPE (private investment in public equity) and RD (registered direct offering) transaction markets. We have been ranked the #1 Placement Agent by deal volume of PIPE and RD financing transactions completed every year since 2005. The sectors that we currently serve include life science/healthcare, energy, metals/mining, financial services and cleantech and the regions we currently serve include the United States and China. Our primary product and service offerings include financing transactions, including private placements and public offerings. We also provide research and sales and trading services to institutional investors.

Business Environment

Market conditions and valuations for companies in the life science sector and other sectors in which we are active, as well as general market conditions, can materially affect our financial performance. From mid-2007 through the first quarter of 2009, declining valuations, extreme volatility and lack of liquidity in certain sectors of the capital markets, notably the life science sector, as well as a slowing of economic growth generally led to declines in financing activity, smaller financing transactions, and a resulting decline in our revenue. Beginning in the second quarter of 2009, market conditions have improved as evidenced by an increased number of financing transactions and an increase in the size of the transactions.

Although on September 15, 2009, Ben Bernanke, the Chairman of the Federal Reserve Bank, announced that the recession in the United States had ended and the recovery had begun, it is not possible to predict the breadth or depth of the recovery or whether it is even sustainable. It is also difficult to forecast whether the recent improvement in market conditions will continue and for how long. Despite these concerns, we remain cautiously optimistic about our prospects. This optimism is based on our performance and that of the financial markets over the last nine months. In addition, we are not burdened with exposure to commercial paper or real estate risk and hold no investments in structured products or vehicles that have undergone client revaluations, such as collateralized debt obligations and credit default swaps. On the other hand, the nature of our revenue generation, including the size of transactions, the timing of transaction closings and the sectors in which those transactions occur, make future performance difficult to predict and potentially highly variable. Revenues for many of the services we provide are earned only upon the successful completion of a transaction. Accordingly, revenues and net income in any period may not be indicative of full-year results or the results of any other period and may vary significantly from year-to-year and quarter-to-quarter depending on whether and when transactions are completed and the number, size and type of transactions completed.

Business Segments

Through June 30, 2009, we operated in one business segment. Commencing July 1, 2009, we began operating in two business segments, Capital Markets and Merchant Banking. The Capital Markets reportable segment includes our investment banking, sales and trading activities and research. The Capital Markets reportable segment is managed as a single operating segment that provides the following principal sources of revenue:

- investment banking fees, which are derived from corporate finance activities and strategic advisory services;
- realized and unrealized gains with respect to securities held for our own account;
- commissions on sales and trading activities;
- conference fees; and
- other miscellaneous sources of revenues, such as interest.

Although we have multiple sources of revenue derived within Capital Markets, most of our revenue is derived from our investment banking services and consists of private placement, underwriting and strategic advisory fees earned upon the successful completion of financing or other types of corporate transactions, such as mergers, acquisitions and dispositions.

The Merchant Banking segment is primarily comprised of operating activities related to Aceras BioMedical. On May 12, 2008, we formed Aceras BioMedical, a joint venture through which we, in partnership with Aceras Partners, LLC, make principal investments in early-stage biotechnology and life sciences companies. In conjunction with the establishment of the joint venture, we formed a new wholly-owned subsidiary which holds a 50% stake in Aceras BioMedical and serves as the holding vehicle for all of our principal-related businesses. At December 31, 2009, our outstanding investment commitment to Aceras BioMedical to fund operations and the joint venture's principal investments in life science companies was $15.4 million. We receive 50% of Aceras BioMedical's economic interest in all investments made.

Critical Accounting Policies

Our Consolidated Financial Statements are prepared in conformity with GAAP, which require management to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and related notes. Actual results can and will differ from estimates. These differences could be material to the financial statements.

We believe our application of accounting policies and the estimates required therein are reasonable. These accounting policies and estimates are constantly re-evaluated, and adjustments are made when facts and circumstances dictate a change. Historically, actual results have not differed materially from those determined using necessary estimates.

Our management believes that our critical accounting policies (policies that are both material to the financial condition and results of operations and require management's most difficult subjective or complex judgments) are our valuation of financial instruments, valuation of goodwill and other intangible assets, income taxes and our use of estimates related to compensation and benefits during the year.

Valuation of Financial Instruments

Fair value generally is based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing models. Among the factors considered in determining the fair value of financial instruments are discount margins, weighted average spreads, discounted anticipated cash flows, the terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, as well as other measurements. Certain financial instruments have bid and ask prices that can be observed in the marketplace. For financial instruments whose inputs are based on bid-ask prices, mid-market pricing is applied and adjusted to the point within the bid-ask range that meets our best estimate of fair value. For offsetting positions in the same financial instrument, the same price within the bid-ask spread is used to measure both the long and short positions.

The valuation process for financial instruments may include the use of valuation models and other techniques. Adjustments to valuations derived from valuation models may be made when, in our judgment, either the size of the position in the financial instrument in a non-active market or other features of the financial instrument such as its complexity, or the market in which the financial instrument is traded require that an adjustment be made to the value derived from the models. An adjustment may be made if a financial instrument is subject to sales restrictions that would result in a price less than the quoted market price. Adjustments from the price derived from a valuation model reflect management's judgment that other participants in the market for the financial instrument being measured at fair value would also consider in valuing that same financial instrument and are adjusted for assumptions about risk uncertainties and market conditions. Results from valuation models and valuation techniques in one period may not be indicative of future period fair value measurements.

Financial instruments owned and financial instruments sold, not yet purchased are stated at fair value, with related changes in unrealized appreciation or depreciation reflected in principal transactions, net in the accompanying Consolidated Statements of Operations. Equity interests in certain private equity securities and limited partnership interests are reflected in the Consolidated Financial Statements at fair value, which is often represented at initial cost until significant transactions or developments indicate that a change in the carrying value of the securities is appropriate. This represents our best estimate of exit price. Generally, the carrying values of these securities will be increased or decreased based on company performance in those instances where market values are readily ascertainable by reference to substantial transactions occurring in the marketplace or quoted market prices.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, we use various methods including market, income and cost approaches. Based on these approaches, we utilize assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable firm inputs. We utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, we are required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial instrument assets and liabilities carried at fair value have been classified and disclosed in one of the following three categories:

Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as listed equities.

Level 2 includes those financial instruments that are valued using models or other valuation methodologies calibrated to observable market inputs. These models are primarily industry-standard models that consider various assumptions, including discount margins, credit spreads, discounted anticipated cash flows, the terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, time value, yield curve, default rates, as well as other measurements. In order to be classified as Level 2, substantially all of these assumptions would need to be observable in the marketplace or able to be derived from observable data or supported by observable levels at which transactions are executed in the marketplace.

Level 3 is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are unobservable from objective sources. Included in this category are warrants, private securities, convertible notes and loans receivable received in conjunction with our investment banking and merchant banking activities and limited partnership interests.

Compensation and Benefits

The use of estimates is important in determining compensation and benefits expenses for interim and year end periods. A substantial portion of our compensation and benefits represents discretionary bonuses. In addition to the level of net revenues, our overall compensation expense in any given year is influenced by prevailing labor markets, revenue mix and our use of equity-based compensation programs. We believe the most appropriate way to allocate estimated annual discretionary bonuses among interim periods is in proportion to net revenues earned or reasonably expected. Consequently, we generally accrue interim compensation and benefits based on annual targeted compensation amounts and interim revenues received.

Goodwill and Other Intangible Assets Impairment

At least annually, we are required to assess goodwill for impairment by comparing the estimated fair value of the reporting unit with its net book value. Periodically estimating the fair value of a reporting unit requires significant judgment and often involves the use of significant estimates and assumptions. These estimates and assumptions could have a significant effect on whether an impairment charge is recorded and the magnitude of such a charge. We estimate the fair value of the reporting unit based on valuation methodologies we believe market participants would use, including the market value of our common stock which we believe to be the most relevant indicator of value. A two-step test is used to determine whether goodwill is impaired. The first step is to compare our carrying value with our fair value. If our carrying value exceeds our fair value, the second step is applied. The second step is to compare the carrying amount of the goodwill with the implied fair value of the goodwill. Goodwill impairment is recognized if carrying value exceeds implied fair value. The determination of fair value includes considerations of projected cash flows, relevant trading multiples of comparable exchange listed corporations, and the trading price of our common shares.

We review our finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of any finite-lived intangible asset may not be recoverable.

Income Taxes

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

At least quarterly we evaluate the realizability of the aforementioned deferred tax assets and liabilities and evaluate the need to record or reverse a valuation allowance. The evaluation includes weighing all the available positive and negative evidence in ascertaining whether it is "more likely than not" that its net deferred tax assets will be realized. In the first quarter of 2009, we determined that it was not "more likely than not" that our net deferred tax assets would be realized and accordingly we recorded a valuation allowance fully offsetting our net deferred tax assets reducing them to zero. $15.3 million of the the valuation allowance was released in the fourth quarter of 2009 due to, among other factors, the continued trend of improved profitability, and the historical profitability prior to the recent market upheaval, as well as the Company's financial outlook for 2010 and beyond.

Management on an ongoing basis, at least quarterly, evaluates our tax positions and ascertains whether those tax positions that may be uncertain require de-recognition or re-measurement. Management does not believe that the Company has any material uncertain tax position requiring de-recognition or measurement.

Results of Operations

2009 compared to 2008

The following table sets forth the results of operations for the years ended December 31, 2009 and 2008 (in thousands of dollars):

	Year Ended			
	December 31, 2009	% of net Revenue	December 31, 2008	% of net Revenue
Revenues:				
Investment banking	$ 90,433		52,473	
Merchant banking	36,018		-	
Commissions	4,423		6,492	
Conference fees	1,598		2,395	
Principal transactions	(512)		(13,048)	
Interest and other income	265		876	
Total revenues	132,225		49,188	
Operating expenses:				
Compensation and benefits	62,437	47.2 %	34,639	70.4 %
Conference fees	3,379	2.6 %	6,223	12.7 %
Professional and consulting	7,450	5.6 %	6,276	12.8 %
Occupancy and equipment rentals	3,125	2.4 %	2,910	5.9 %
Advertising and marketing	1,582	1.2 %	809	1.6 %
Communication and market research	2,750	2.1 %	2,646	5.4 %
Depreciation and amortization	2,282	1.7 %	2,384	4.8 %
Business development	2,228	1.7 %	2,926	5.9 %
Office supplies	677	0.5 %	569	1.2 %
Impairment of goodwill	1,327	1 %	21,719	44.2 %
Other	2,908	2.2 %	3,042	6.2 %
Total operating expenses	90,145	68.2 %	84,143	171.1 %
Income (loss) before income taxes	42,080	31.8 %	(34,955)	-71.1 %
Income tax expense (benefit)	(3,913)		2,482	
Net income (loss)	45,993		(37,437)	
Less: Net income to non-controlling interest	18,695		-	
Net income (loss) to common stockholders	$ 27,298		(37,437)	

Operating income for the years ended December 31, 2009 and 2008 included the following non-cash expenses (in thousands of dollars):

	Year Ended	
	December 31, 2009	December 31, 2008
Stock-based compensation	$ 5,799	5,605
Amortization of forgivable loans	1,898	777
Depreciation and amortization	2,282	2,384
Impairment of goodwill and other intangible assets	1,327	21,719
Total	$ 11,306	30,485

Revenues

Merchant Banking Segment

Merchant banking revenue, consisting of gains (or losses) on investments by Aceras BioMedical and other principal investments activity, was $36.0 million. Merchant banking revenue, net of non-controlling interest, was $17.3 million. We recognize revenue on investments in its merchant banking segment based on consolidated realized and unrealized gains (or losses) reported, including by Aceras BioMedical. The value of Aceras BioMedical's assets was determined based on an independent valuation prepared as of December 31, 2009, taking into consideration the cost of the investment, market participant inputs, non-binding offers made by third parties, estimated cash flows based on entity specific criteria, purchase multiples paid in other comparable third-party transactions, market conditions, liquidity, operating results and other qualitative and quantitative factors. The values at which our investments are carried on our books are adjusted to estimated fair value at the end of each quarter and the instability in general economic conditions, stock markets and regulatory conditions may result in significant changes in the estimated fair value of these investments.

In October 2009, we announced that BioMarin Pharmaceutical Inc.(NASDAQ: BMRN) acquired Huxley Pharmaceuticals, Inc., an Aceras BioMedical privately held portfolio company. Under the terms of the transaction, BioMarin made payments of $16 million to Huxley stockholders in 2009. An additional $6.5 million based on the final approval of the purchased compound from the European Commission will be paid in 2010. Furthermore, Huxley stockholders, which include the Company, may receive up to approximately $36 million in milestone payments if certain U.S. sales and development milestones are met in the future.

Capital Market Segment

Within our Capital Markets segment we derive revenues from two primary sources, 1) investment banking and 2) sales and trading.

Total revenue for 2009 was $96.2 million, representing an increase of 96% from $49.2 million in the comparable period of 2008. The increase was primarily due to a $38.0 million increase in investment banking revenue.

Investment Banking Revenue

Our investment banking revenue is derived from private placement and underwriting activities and strategic advisory services. The following table sets forth our revenue from our investment banking activities for the years ended December 30, 2009 and 2008 (in thousands of dollars):

	Year Ended	
	December 31, 2009	December 31, 2008
Revenue:		
Private placement and underwriting	$ 83,468	43,489
Financial advisory	6,965	8,984
Total investment banking revenue	$ 90,433	52,473

Investment banking revenue was $90.4 million for 2009, which included $24.2 million related to warrants received as compensation for activities as underwriter or placement agent valued using Black-Scholes, as compared to revenue of $52.5 million in 2008, which included $13.7 million related to warrants and notes received as compensation for activities as underwriter or placement agent at fair value:

- Private placement and underwriting revenue for 2009 was $83.5 million, including $24.2 million of fair value related to warrants received, compared to $43.5 million in 2008, including $13.7 million warrants and a note received. The increase in private placement and underwriting revenue is a result of increased financing activity in our targeted verticals, especially in life sciences and China, as well as increased demand for capital market offerings, including private placements, registered directs and follow-on offerings

- Strategic advisory fees for 2009 were $7.0 million, compared to $9.0 million in 2008.

Sales and Trading

Commission revenues decreased by $2.1 million, or 32%, to $4.4 million for 2009, compared with $6.5 million in 2008. The decrease is attributable to a lower volume of transactions that occurred in 2009 as well as a decrease in sales and trading employees throughout the year.

Principal Transactions

Principal transactions generated a loss for 2009 of $512,000, compared with a $13.0 million loss in 2008. The decrease in principal transaction losses was attributed to unprecedented market instability, lack of liquidity and issuer specific events in 2008.

The following discussion of expenses will be on the combined Capital Markets and Merchant Banking expenses.

Expenses

Compensation

Compensation expense increased $27.8 million, or 80%, while total net revenues (less net income to non-controlling interest) increased 131% for 2009. The ratio of compensation to net revenues (less net income to non-controlling interest) was 55% for 2009 as compared to 70% in 2008. The increase in compensation and benefits is attributed to our variable compensation structure, whereby the majority of compensation expense is based on revenue production. Additionally, while we sizably reduced our employee headcount as of December 31, 2009 as compared to December 31, 2008, during 2009 we made significant hires in connection with expanding our China practice, which temporarily increases compensation costs as production revenues build.

Non-Compensation Expenses

Non-compensation expense was $27.7 million for 2009, versus $49.5 million in 2008, or 24% of net revenues (less net income to non-controlling interest) for 2009 versus 101% of net revenues in 2008. The decrease in non-compensation expenses is mostly due to a $20.4 million reduction in impairment charges related to goodwill and other intangible assets. Additionally, increases in professional fees due to a FINRA arbitration proceeding involving a former employee and advertising and marketing fees due to an expanded technology based marketing program were offset by lower business development expenses and conference expenses as a result of the cost-reduction initiatives initiated in early 2009.

Income Taxes

Income tax benefit was $3.9 million for the year ended December 31, 2009, compared to an income tax expense of $2.5 million for 2008.

In the first quarter of 2009, we determined that it was not "more likely than not" that our net deferred tax assets would be realized and accordingly we recorded a valuation allowance fully offsetting our net deferred tax assets, reducing them to zero. The valuation allowance of $3.9 million was released in the fourth quarter of 2009 due to, among other factors, the continued trend of improved profitability, and the historical profitability prior to the recent market upheaval, as well as the Company's financial outlook for 2010 and beyond.

Liquidity and Capital Resources

We have historically satisfied our capital and liquidity requirements through cash generated internally from operations. In addition, in March 2007, we completed a $20.0 million private placement to accredited investors and in October 2007 we completed a public offering which generated net proceeds of approximately $36.3 million.

At December 31, 2009, we had liquid assets, consisting of unrestricted cash, restricted cash, "Level I" assets less "Level I" liabilities, and current receivables of $31.0 million. As of December 31, 2008, we had liquid assets of $27.7 million.

The timing of bonus and retention compensation payments to our employees may significantly affect our cash position and liquidity from period-to-period. While our employees are generally paid salaries and draws on a semi-monthly basis during the year, bonus payments, which make up a significant portion of total compensation, will generally be paid quarterly, although in some cases annually. An aggregate of $23.9 million of bonuses were paid for 2009 in July, October and December.

As a registered securities broker-dealer, we are subject to the net capital requirements of the uniform net capital requirement set forth in Rule 15c3-1 promulgated by the SEC pursuant to the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). SEC regulations also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2009 and December 31, 2008, we had excess net capital of $8.0 million and $8.1 million, respectively. Regulatory net capital requirements may change based on investment and underwriting activities.

Because of the nature of settlement transactions in our investment banking and brokerage business, we regularly monitor our liquidity position, including our cash and net capital positions. In light of the uncertainty with respect to the timing of a market recovery and its potential impact on the timing of our receipt of anticipated funds from operating activities, we regularly explore capital raising alternatives.

Unrestricted cash and cash equivalents were $12.6 million at December 31, 2009, a decrease of $5.8 million from $18.4 million at December 31, 2008.

Operating activities used $4.9 million of cash and cash equivalents during the twelve months ended December 31, 2009. Our $54.2 million and $3.0 million increase in financial instruments owned, at fair value and receivable from brokers, dealers and clearing agencies, respectively, from December 31, 2008 contributed to the use of our cash. Our accrued compensation balance decreased $5.2 million during the twelve months ended December 31, 2009, primarily due to our making 2008 and 2009 earned aggregate cash bonus payments to our employees during 2009.

The primary components of cash used by investing activities in 2009 were: (a) $2.5 million in connection with the purchase of property and equipment and leasehold improvements; and (b) $2.0 million and $1.7 million in connection with the acquisitions of Miller Mathis and COSCO, respectively; offset by $5.3 million of net cash provided by Aceras BioMedical investing activities.

For the year ended December 31, 2008, we had a net decrease in cash and cash equivalents of $36.5 million. Operating activities used cash of $11.1 million; investing activities used cash of $22.9 million; and financing activities used cash of $2.5 million. The primary components of cash used by operating activities were: (a) a net loss of $37.4 million; (b) an increase in other assets of $2.4 million; and (c) a $3.4 million increase in restricted cash, offset by: (i) impairment of goodwill and other intangible assets of $21.8 million; and (ii) share based compensation of $5.6 million. The primary components of cash used by investing activities were: (a) $4.5 million in connection with the acquisition of Miller Mathis; (b) $8.1 million in connection with the acquisition of COSCO; and (c) the $5.0 million purchase of GCM Group customer relationships. The primary components of cash used by financing activities were $1.0 million for purchasing of treasury stock and a $1.4 million distribution to our former members.

Contractual Obligations

Our commitments and contingencies include: (i) real property leases; (ii) equipment leases; and (iii) the Aceras BioMedical joint venture agreement. Our principal offices are located at 1251 Avenue of the Americas, New York, New York where we lease the entire 20th floor. The lease expires in October 2013.

The following table sets forth information relating to our contractual obligations as of December 31, 2009 (in thousands of dollars):

	Payments due by Period			
	2010-2011	2012-2013	Thereafter	Total
Operating lease obligations	$ 6,377	$ 5,766	$ 56	$ 12,199
Aceras BioMedical joint venture agreement	15,400 (1)	-	-	15,400
Total	$ 21,777	$ 5,766	$ 56	$ 27,599

(1) Pursuant to the Aceras BioMedical joint venture agreement, the timing of these expenditures may vary based upon investment timing investment timing considerations.

Off-Balance Sheet Arrangements

An off-balance sheet arrangement is any contractual arrangement involving an unconsolidated entity under which a company has (a) made guarantees, (b) a retained or a contingent interest in transferred assets, (c) any obligation under certain derivative instruments or (d) any obligation under a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk, or credit risk support to the Company, or engages in leasing, hedging, or research and development services for the benefit of the Company.

The Company does not have any off-balance sheet financing arrangements.

Risk Management

Risk is an inherent part of our business and activities. The extent to which we properly and effectively identify, assess, monitor and manage each of the various types of risk involved in our activities is critical to our financial soundness and profitability. We seek to identify, assess, monitor and manage the following principal risks involved in our business activities: market, credit, operational, legal and compliance, new business and reputational. Risk management is a multi-faceted process that requires communication, judgment and knowledge of financial products and markets. Management takes an active role in the risk management process and requires specific administrative and business functions to assist in the identification, assessment and control of various risks. Our risk management policies, procedures and methodologies are fluid in nature and are subject to ongoing review and modification.

Market Risk. The potential for changes in the value of financial instruments is referred to as market risk. Our market risk generally represents the risk of loss that may result from a change in the value of a financial instrument as a result of fluctuations in equity prices, along with the level of volatility. Equity price risks result from exposure to changes in prices and volatilities of individual equities and warrants. We make dealer markets in equity securities. We attempt to hedge our exposure to market risk by managing our net long or short positions. Due to imperfections in correlations, gains and losses can occur even for positions that are hedged. Position limits in trading and inventory accounts are established and monitored on an ongoing basis.

Operational Risk. Operational risk generally refers to the risk of loss resulting from our operations, including, but not limited to, improper or unauthorized execution and processing of transactions, deficiencies in our operating systems, business disruptions and inadequacies or breaches in our internal control processes. Our businesses are highly dependent on our ability to process, on a daily basis, transactions across markets. If any of our financial, accounting or other data processing systems do not operate properly or are disabled or if there are other shortcomings or failures in our internal processes, people or systems, we could suffer impairment to our liquidity, financial loss, a disruption of our businesses, liability to clients, regulatory intervention or reputational damage. These systems may fail to operate properly or become disabled as a result of events that are wholly or partially beyond our control, including a disruption of electrical or communications services or our inability to occupy one or more of our buildings. The inability of our systems to accommodate an increasing volume of transactions could also constrain our ability to expand our businesses.

We also face the risk of operational failure or termination of any of the clearing agents, exchanges, clearing houses or other financial intermediaries we use to facilitate our securities transactions. Any such failure or termination could adversely affect our ability to effect transactions and manage our exposure to risk.

In addition, despite the contingency plans we have in place, our ability to conduct business may be adversely impacted by a disruption in the infrastructure that supports our businesses and the communities in which they are located. This may include a disruption involving electrical, communications, transportation or other services used by us or third parties with which we conduct business.

Our operations rely on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. Although we take protective measures and endeavor to modify them as circumstances warrant, our computer systems, software and networks may be vulnerable to unauthorized access, computer viruses or other malicious code, and other events that could have a security impact. If one or more of such events occur, this potentially could jeopardize our or our clients' or counterparties' confidential and other information processed and stored in, and transmitted through, our computer systems and networks, or otherwise cause interruptions or malfunctions in our, our clients', our counterparties' or third parties' operations. We may be required to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities or other exposures, and we may be subject to litigation and financial losses that are either not insured against or not fully covered through any insurance maintained by us.

Legal and Compliance Risk. Legal and compliance risk includes the risk of non-compliance with applicable legal and regulatory requirements. We are subject to extensive regulations. We have various procedures addressing issues such as regulatory capital requirements, sales and trading practices, anti-money laundering and record keeping. We also maintain an anonymous hotline for employees or others to report suspected inappropriate actions by us or by our employees or agents.

New Business Risk. New business risk refers to the risks of entering into a new line of business or offering a new product. By entering a new line of business or offering a new product, we may face risks that we are unaccustomed to dealing with and may increase the magnitude of the risks we currently face. We review proposals for new businesses and new products to determine if we are prepared to handle the additional or increased risks associated with entering into such activities.

Reputational Risk. We recognize that maintaining our reputation among clients, investors, regulators and the general public is an important aspect of minimizing legal and operational risks. Maintaining our reputation depends on a large number of factors, including the selection of our clients and the conduct of our business activities. We seek to maintain our reputation by screening potential clients and by conducting our business activities in accordance with high ethical standards.

Recent Accounting Pronouncements

FASB ASC 860-10. In June 2009, the FASB issued FASB Statement No. 166, *Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140* ("SFAS 166"), to improve the reporting for the transfer of financial assets resulting from 1) practices that have developed since the issuance of FASB Statement No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,* that are not consistent with the original intent and key requirements of that Statement and (2) concerns of financial statement users that many of the financial assets (and related obligations) that have been derecognized should continue to be reported in the financial statements of transferors. SFAS 166 must be applied as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. The Company adopted SFAS 166 effective January 1, 2010. SFAS 166 did not impact our Consolidated Financial Statements.

FASB ASC 810. We will adopt further accounting changes described in ASC 810, Consolidation Topic, as of January 1, 2010, which require that the party who has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and who has an obligation to absorb losses of the entity or a right to receive benefits from the entity that could potentially be significant to the entity consolidate the variable interest entity. The changes to ASC 810, effective as of January 1, 2010, eliminate the quantitative approach previously applied to assessing the consolidation of a variable interest entity and require ongoing reassessments for consolidation. Starting on January 1, 2010, the Company deconsolidated our investment in Aceras BioMedical because Aceras Partners most significantly impacts Aceras BioMedical's economic performance. The impact of ASC 810 will be to record our investment in Aceras BioMedical under the equity method prospectively as of January 1, 2010.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Market risk represents the risk of loss that may result from the change in value of a financial instrument due to fluctuations in its market price. Market risk is inherent in all financial instruments. Market risk may be exacerbated in times of trading illiquidity when market participants refrain from transacting in normal quantities and/or at normal bid-offer spreads. Our exposure to market risk is directly related to our role as a financial intermediary in customer trading and to our market-making and investment activities.

We trade in equity securities as an active participant in both listed and OTC equity markets. We maintain securities in inventory to facilitate our market-making activities and customer order flow. Although we do not engage in proprietary trading, we may use a variety of risk management techniques and hedging strategies in the ordinary course of our trading business, including establishing position limits by product type and industry sector, closely monitoring inventory turnover, maintaining long and short positions in related securities, and using exchange-traded equity options and other derivative instruments. We do not use derivatives for speculative purposes.

In connection with our trading business, management also reviews reports appropriate to the risk profile of specific trading activities. Typically, market conditions are evaluated and transaction details and securities positions are reviewed.

These activities seek to ensure that trading strategies are within acceptable risk tolerance parameters, particularly when we commit our own capital to facilitate client trading. Our accounting department is actively involved in ensuring the integrity and clarity of the daily profit and loss statements, to the extent that we maintain trading positions for a period longer than one day. Activities include price verification procedures, position reconciliation and review of transaction booking. We believe that these procedures, which stress timely communications between our traders and senior management, are important elements of the risk management process.

At December 31, 2009, $22.9 million, or 41% of $56.2 million of financial instruments owned, at fair value, represented investments in warrants received in conjunction with our investment banking activities. $22.3 million, or 40% of financial instruments owned is related to our merchant banking activity. The remaining 19% of the financial instruments owned represents a promissory note received in conjunction with our investment banking activities, listed equity securities, restricted securities and investments in affiliates at fair value.

The primary quantifiable market risk associated with our financial instruments is sensitivity to changes in interest rates. Interest rate risk represents the potential loss from adverse changes in market interest rates. The risk management strategies that we employ use various risk sensitivity metrics to measure such risk and to examine behavior under significant adverse market conditions. We use an interest rate sensitivity simulation to assess our interest rate risk exposure. For purposes of presenting the possible earnings effect of a hypothetical, adverse change in interest rates over the 12-month period from our reporting date, we assume that all interest rate sensitive financial instruments will be impacted by a hypothetical, immediate 100 basis point increase in interest rates as of the beginning of the period. The sensitivity is based upon the hypothetical assumption that all relevant types of interest rates that affect our results would increase instantaneously, simultaneously and to the same degree.

The sensitivity analyses of the interest rate sensitive financial instruments are hypothetical and should be used with caution. Changes in fair value based on a 1% or 2% variation in an estimate generally cannot be extrapolated because the relationship of the change in the estimate to the change in fair value may not be linear. Also, the effect of a variation in a particular estimate on the fair value of financial instruments is calculated independent of changes in any other estimate; in practice, changes in one factor may result in changes in another factor, which might magnify or counteract the sensitivities. In addition, the sensitivity analyses do not consider any action that the Company may take to mitigate the impact of any adverse changes in the key estimates.

Based on our analysis, as of December 31, 2009, the effect of a 100+/- basis point change in interest rates on the value of our warrant portfolio and promissory note and the resultant effect on our pre-tax income are considered immaterial.

The value of Aceras BioMedical's assets in our merchant banking activity was determined based on an independent valuation prepared as of December 31, 2009, taking into consideration the cost of the investment, market participant inputs, non-binding offers made by third parties, estimated cash flows based on entity specific criteria, purchase multiples paid in other comparable third-party transactions, market conditions, liquidity, operating results and other qualitative and quantitative factors. The values at which our investments are carried on our books are adjusted to estimated fair value at the end of each quarter and the instability in general economic conditions, stock markets and regulatory conditions may result in significant changes in the estimated fair value of these investments. The primary quantifiable market risk associated with our Aceras BioMedical assets is sensitivity to changes in interest rates. Based on our analysis as of December 31, 2009 assuming a 100 basis point increase in interest rate, we estimated the reduction of pre-tax income is considered immaterial.

Item 8. ***Financial Statements and Supplementary Data***

The information in response to this item is contained elsewhere in this Report beginning on Page F-1.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

Effective on August 14, 2008, we dismissed Marcum & Kliegman LLP ("Marcum & Kleigman") from serving as our independent accountants and engaged KPMG LLP as our new independent accountants. Our Audit Committee unanimously approved and authorized the change, directed the process of review of candidate firms to replace Marcum & Kleigman and made the final decision to engage KPMG LLP. There were no disagreements, adverse opinions or disclaimer of opinion by Marcum & Kleigman at the time of the change or during the fiscal year ended December 31, 2008.

Item 9A. ***Controls and Procedures***

(a) Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our "disclosure controls and procedures" (as defined in the Securities Exchange Act) Rules 13a-15(e) and 15-d-15(e)) as of the end of the period covered by this Report (the "Evaluation Date"). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that as of the Evaluation Date, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act (i) is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms and (ii) is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of our assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2009. KPMG LLP, who audited and reported on our consolidated financial statements included in this Report, has issued an attestation report on our internal control over financial reporting as of December 31, 2009 (which is included in this Report).

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Rodman & Renshaw Capital Group, Inc.:

We have audited Rodman & Renshaw Capital Group, Inc's ("the Company") internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial condition of the Company as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in stockholders' equity and comprehensive income, and cash flows for the years then ended, and our report dated March 16, 2010 expressed an unqualified opinion on those consolidated financial statements.

/s/KPMG LLP

New York, New York
March 16, 2010

(c) Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information*

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance.*

Information with respect to this item will be contained in the Proxy Statement for our 2010 Annual Meeting of Stockholders, which is incorporated herein by reference.

Item 11. *Executive Compensation.*

Information with respect to this item will be contained in the Proxy Statement for our 2010 Annual Meeting of Stockholders, which is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

Information with respect to this item will be contained in the Proxy Statement for our 2010 Annual Meeting of Stockholders, which is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions, and Director Independence.*

Information with respect to this item will be contained in the Proxy Statement for our 2010 Annual Meeting of Stockholders, which is incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services.*

Information with respect to this item will be contained in the Proxy Statement for our 2010 Annual Meeting of Stockholders, which is incorporated herein by reference.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a) The following documents are filed as part of this Report:

1. F*inancial Statements.* The following financial statements and the report of RRCG's independent auditor thereon, are filed herewith.
   - Report of Independent Registered Public Accounting Firm
   - Consolidated Statements of Financial Condition as of December 31, 2009 and 2008
   - Consolidated Statements of Operations for the years ended December 31, 2009 and 2008
   - Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2009 and 2008
   - Consolidated Statements of Cash Flows for the years ended December 31, 2009 and 2008
   - Notes to Consolidated Financial Statements

2. *Financial Statement Schedules.*

None

3.*Exhibits Incorporated by Reference or Filed with this Report.*

Exhibit Number	Description
3.1(a)	Certificate of Incorporation(1)
3.1(b)	Amendment to Certificate of Incorporation(2)
3.2	Bylaws(1)
4.1	Specimen stock certificate(2)
4.2	Form of Enthrust Common Stock Purchase Warrant(3)
4.3	Registration Rights Agreement dated July 10, 2007(3)
10.1**	2007 Amended and Restated Stock and Incentive Plan(4)
10.2**	Michael Vasinkevich Employment Agreement, as amended(3)(5)
10.3**	John J. Borer III Employment Agreement, as amended(3)(5)
10.4**	Edward Rubin Employment Agreement, as amended(3)(5)
10.5**	Amended and Restated Wesley Clark Employment Agreement(3)
10.6	Form of Tax Indemnification Agreement, dated as of July 10, 2007(3)
10.7	Form of Indemnification Agreement, dated as of July 10, 2007(3)
10.8**	Michael Lacovara Employment Agreement(2)
10.9**	Executive Bonus Plan(2)
10.10**	David Horin Employment Agreement(6)
10.11	Asset Purchase Agreement, dated May 9, 2008, between COSCO Capital Management LLC and its related companies
10.12**	Separation Agreement, dated February 9, 2009, between Michael Lacovara and the Company(7)
21.1	Subsidiaries*
23.1	Consent of KPMG LLP*
31.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
31.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
32.1	Certification of the Chief Executive Officer and the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

---

* Filed herewith.

** This exhibit is a management contract or compensatory plan or arrangement.

(1) Filed as an exhibit to our Current Report on Form 8-K filed on January 22, 2007 and incorporated herein by reference.

(2) Filed as an exhibit to Amendment #1 to our Registration Statement on Form S-1 (SEC No. 333-144684) on September 20, 2007 and incorporated herein by reference.

(3) Filed as an exhibit to our Current Report on Form 8-K dated July 11, 2007 and incorporated herein by reference.

(4) Filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2008 and incorporated herein by reference.

(5) Filed as an exhibit to our Quarterly Report on Form 10-Q dated September 30, 2009 and incorporated herein by reference.

(6) Filed as an exhibit to our Current Report on Form 8-K dated March 18, 2008 and incorporated herein by reference.

(7) Filed as an exhibit to our Current Report on Form 8-K dated February 9, 2009 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Rodman & Renshaw Capital Group, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RODMAN & RENSHAW CAPITAL GROUP, INC.

By: /s/ EDWARD RUBIN
Edward Rubin — *Chief Executive Officer*
(Principal Executive Officer)

Date: March 16, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of Rodman & Renshaw Capital Group, Inc. and in the capacities indicated on this 16 th day of March, 2010.

Signature	Title
/s/ EDWARD RUBIN Edward Rubin	Chief Executive Officer, President and Director (Principal Executive Officer)
/s/ DAVID HORIN David Horin	Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ WESLEY K. CLARK Wesley K. Clark	Chairman and Director
/s/ MICHAEL VASINKEVICH Michael Vasinkevich	Vice Chairman and Director
/s/ JOHN J. BORER III John J. Borer III	Senior Managing Director, Head of Investment Banking and Director
/s/ WINSTON CHURCHILL Winston Churchill	Director
/s/ RICHARD M. COHEN Richard M. Cohen	Director
/s/ PETER F. DRAKE Peter F. Drake	Director
/s/ SAM DRYDEN Sam Dryden	Director
/s/ MARK L. FRIEDMAN Mark L. Friedman	Director
/s/ MARVIN I. HAAS Marvin I. Haas	Director

RODMAN & RENSHAW CAPITAL GROUP, INC.

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Rodman & Renshaw Capital Group, Inc:

We have audited the accompanying consolidated statements of financial condition of Rodman & Renshaw Capital Group, Inc. and subsidiaries ("the Company") as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in stockholders' equity and comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rodman & Renshaw Capital Group, Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 16, 2010 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/KPMG LLP

New York, New York
March 16, 2010

RODMAN & RENSHAW CAPITAL GROUP, INC. AND SUBSIDIARIES
Consolidated Statements of Financial Condition as of December 31, 2009 and 2008
Dollars in Thousands, Except Per Share Amounts

	December 31, 2009	December 31, 2008
Assets		
Cash and cash equivalents		
Unrestricted	$ 12,603	18,383
Restricted	2,943	3,371
Total cash and cash equivalents	15,546	21,754
Financial instruments owned, at fair value	56,156	13,872
Private placement and other fees receivable	4,798	1,975
Receivable from brokers, dealers & clearing agencies	5,735	2,714
Prepaid expenses	781	439
Property and equipment, net	2,773	1,390
Other assets	7,136	2,632
Goodwill and other intangible assets, net	1,961	2,906
Total Assets	$ 94,886	47,682
Liabilities and Stockholders' Equity		
Accrued compensation payable	$ 10,098	4,882
Accounts payable and accrued expenses	6,217	5,954
Acquisitions related payables	2,826	4,950
Financial instruments sold, not yet purchased, at fair value	304	1,361
Total Liabilities	19,445	17,147
Commitments and contingencies (See Note 9)		
Stockholders' Equity		
Common stock, $0.001, par value; 100,000,000 shares authorized; 35,918,222 and 35,044,670 issued as of December 31, 2009 and December 31, 2008, respectively	36	35
Preferred stock, $0.001 par value; 1,000,000 authorized; none issued	-	-
Additional paid-in capital	75,989	70,441
Treasury stock, 534,500 shares	(1,034)	(1,034)
Accumulated deficit	(11,609)	(38,907)
Total Common Stockholders' Equity	63,382	30,535
Non-Controlling Interest	12,059	-
Total Stockholders' Equity	75,441	30,535
Total Liabilities and Stockholders' Equity	$ 94,886	47,682

The accompanying notes are an integral part of these consolidated financial statements.

RODMAN & RENSHAW CAPITAL GROUP, INC. AND SUBSIDIARIES
Consolidated Statements of Operations for the Years Ended December 30, 2009 and 2008
Amounts in Thousands, Except Per Share Amounts

	Year Ended December 31,	
	2009	2008
Revenues:		
Investment banking	$ 90,433	52,473
Merchant banking	36,018	-
Commissions	4,423	6,492
Conference fees	1,598	2,395
Principal transactions	(512)	(13,048)
Interest and other income	265	876
Total revenues	132,225	49,188
Operating expenses:		
Compensation and benefits	62,437	34,639
Conference expense	3,379	6,223
Professional and consulting	7,450	6,276
Occupancy and equipment rentals	3,125	2,910
Advertising and marketing	1,582	809
Communication and market research	2,750	2,646
Depreciation and amortization	2,282	2,384
Business development	2,228	2,926
Office supplies	677	569
Impairment of goodwill	1,327	21,719
Other	2,908	3,042
Total operating expenses	90,145	84,143
Operating income (loss)	42,080	(34,955)
Income tax (expense) benefit	3,913	(2,482)
Net income (loss)	45,993	(37,437)
Less: Net income to non-controlling interest	18,695	-
Net income (loss) to common stockholders	$ 27,298	(37,437)
Net income (loss) per common share:		
Net income (loss) to common stockholders		
Basic	$ 0.77	(1.12)
Diluted	$ 0.73	(1.12)
Weighted average common shares outstanding:		
Basic	35,588	33,375
Diluted	37,399	33,375

The accompanying notes are an integral part of these consolidated financial statements.

RODMAN & RENSHAW CAPITAL GROUP, INC. AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income for the Years Ended December 31, 2009 and 2008
Dollars in Thousands

	Year Ended December 31, 2009	Year Ended December 31, 2008
Common stock:		
Balance, beginning of the period	$ 35	34
Issuance of common stock	1	3
Conversion of common stock to RSUs	-	(2)
Balance, end of period	$ 36	35
Additional paid-in-capital:		
Balance, beginning of the period	$ 70,441	62,345
Stock based compensation	5,799	5,605
Conversion of common stock to RSUs	-	2
Other	(219)	2,491
Forfeitures	(31)	-
Issuance of restricted stock	-	(2)
Issuance of common stock	(1)	-
Balance, end of period	$ 75,989	70,441
Accumulated Deficit:		
Balance, beginning of the period	$ (38,907)	(1,470)
Net (loss) income	27,298	(37,437)
Balance, end of period	$ (11,609)	(38,907)
Treasury stock, at cost:		
Balance, beginning of the period	$ (1,034)	-
Purchases	-	(1,034)
Balance, end of period	$ (1,034)	(1,034)
Accumulated other comprehensive (loss) income:		
Balance, beginning of the period	$ -	(141)
Reclassification adjustment for unrealized gains (losses) on investments	-	141
Balance, end of period	$ -	-
Non-controlling interest:		
Balance, beginning of the period	$ -	-
Net income to non-controlling interest	18,695	-
Distribution to non-controlling interest	(6,636)	-
Balance, end of period	$ 12,059	-
Total stockholders' equity	$ 75,441	30,535
Comprehensive Income:		
Net (loss) income	$ 27,298	(37,437)
Other comprehensive income (loss)	-	141
Total comprehensive (loss) income	$ 27,298	(37,296)

The accompanying notes are an integral part of these consolidated financial statements.

RODMAN & RENSHAW CAPITAL GROUP, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows for the Years Ended December 31, 2009 and 2008
Dollars in Thousands

	Year Ended December 31,	
	2009	2008
Cash flows from operating activities:		
Net income (loss)	$ 45,993	(37,437)
Adjustments to reconcile net income to net cash (used in) provided by operating activities:		
Depreciation and amortization	2,282	2,384
Restricted cash	428	(3,371)
Stock based compensation	5,799	5,604
Realized gain on available for sale investments	-	141
Impairment of goodwill and other intangible assets	1,327	21,719
Deferred taxes, net	(4,342)	2,258
Changes in operating assets and liabilities:		
Financial instruments owned, at fair value	(54,184)	(711)
Private placement and other fees receivable	(2,823)	(1,007)
Receivable from brokers, dealers & clearing agencies	(3,021)	(825)
Prepaid expenses	(342)	249
Other assets	(162)	(2,387)
Financial instruments sold not yet purchased, at fair value	(1,057)	1,213
Accrued compensation payable	5,216	(1,258)
Accounts payable and accrued expenses	8	2,440
Income taxes payable	-	(48)
Conferences deposits	-	(15)
Net cash used in operating activities	(4,878)	(11,051)
Cash flows from investing activities:		
Purchases of property and equipment	(2,506)	(1,183)
Acquisitions	(3,665)	(12,585)
Aceras proceeds	13,272	-
Distributions to non-controlling interests	(6,636)	-
Purchase of intangible assets	-	(5,008)
Investments	(1,367)	(4,150)
Distributions from affiliate	-	-
Net cash used in investing activities	(902)	(22,926)
Cash flows from financing activities:		
Purchase of treasury stock	-	(1,034)
Distributions to members	-	(1,440)
Net cash (used in) provided by financing activities	-	(2,474)
Net decrease in cash and cash equivalents	(5,780)	(36,451)
Cash and cash equivalents – beginning of period	18,383	54,834
Cash and cash equivalents – end of period	$ 12,603	18,383
Supplemental disclosures of cash flow information:		
Income taxes paid	$ -	244
Non-cash investing and financing activities:		
Accrued liabilities related to the acquisitions of Miller Mathis and COSCO	-	5,153
Additional paid-in-capital related to acquisition of COSCO	-	2,491
Issuance of restricted stock to employees	-	2

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 -Organization, Nature of Operations and Basis of Presentation

General

Rodman & Renshaw Capital Group, Inc. ("RRCG") is a Delaware holding company which, through its various subsidiaries, is engaged in the investment banking business. The Company's principal operating subsidiary is Rodman & Renshaw, LLC ("R&R"), a Delaware limited liability company formed on June 20, 2002. R&R is registered with the Financial Industry Regulatory Authority, Inc. ("FINRA"). RRCG and its subsidiaries, including R&R, are collectively referred to herein as the "Company".

On July 10, 2007 Rodman & Renshaw Holding, LLC ("Holding"), consummated a reverse acquisition through an exchange transaction with its subsidiary, Enthrust Financial Services, Inc. ("Enthrust"), which was a non-operating public "shell" company. For accounting purposes, Holding is treated as the continuing reporting entity and the acquisition has been treated as a recapitalization of Enthrust with Holding as the acquirer. On August 31, 2007, Enthrust changed its name to "Rodman & Renshaw Capital Group, Inc." The historical financial statements of the Company prior to July 10, 2007 are those of Holding.

Aceras BioMedical LLC

On May 12, 2008, the Company formed Aceras BioMedical LLC ("Aceras BioMedical"), a joint venture through which the Company, in partnership with Aceras Partners, LLC ("Aceras Partners"), will make principal investments in early-stage biotechnology and life sciences companies. In conjunction with the establishment of the joint venture, the Company formed a new wholly-owned subsidiary, Rodman Principal Investments, LLC ("RPI"), which holds a 50% stake in Aceras BioMedical and serves as the holding vehicle for all of the Company's principal-related businesses. RPI has made an initial investment commitment to Aceras BioMedical of up to $30.0 million over five years to fund operations and the joint venture's principal investments in life science companies. At December 31, 2009, RPI's remaining commitment to Aceras BioMedical to fund operations and the joint venture's principal investments in life science companies was $15.4 million. RPI receives 50% of Aceras BioMedical's economic interest in all investments made by Aceras.

The Company determined that Aceras Partners meets the definition of a variable interest entity ("VIE") as of December 31,2009 because the total equity investment at risk is not sufficient to permit Aceras to finance its activities without additional subordinated financial support provided by Rodman. The Company is the primary beneficiary of Aceras BioMedical because the Company absorbs all of the entity's expected losses and therefore is required to consolidate Aceras BioMedical.

As of May 1, 2009, the Company effected a modification to the agreements defining the ongoing obligations between Aceras BioMedical and the Company. Pursuant to the modification agreement, the annual fixed operating budget was reduced from $2.5 million to $1.0 million and the expected targeted investment amount in each prospective investee was reduced from $2.0 million to $0.5 million. Potential investments in excess of $0.5 million require consent of the Company.

In October 2009, the Company announced that BioMarin Pharmaceutical Inc.(NASDAQ: BMRN) acquired Huxley Pharmaceuticals, Inc., an Aceras privately held portfolio company. Under the terms of the transaction, BioMarin made payments of $16 million to Huxley shareholders in 2009. An additional $6.5 million based on the final approval of the purchased compound from the European Commission will be paid in 2010. Furthermore, Huxley stockholders, which include the Company, may receive up to approximately $36 million in milestone payments if certain U.S. sales and development milestones are met in the future.

Rodman & Renshaw, LLC

R&R, which is a wholly-owned subsidiary of the Company, is a full-service investment banking firm specializing in investment banking services to corporations and businesses and the trading and sale of primarily equity securities. R&R assists emerging growth companies through capital raising, strategic advice, research, and the development of institutional support. R&R is an introducing broker and clears all transactions through a clearing organization on a fully disclosed basis. Accordingly, R&R is exempt from rule 15c3-3 of the Exchange Act.

R&R Biotech Partners, LLC

R&R Biotech Partners, LLC ("R&R Biotech") is a wholly-owned subsidiary of the Company for the purpose of making investments primarily in biotechnology and other emerging companies. In addition to making investments in operating companies, R&R Biotech has made several investments in public company corporate shells for use by prospective investment banking clients that desire to go public by effecting a reverse merger.

Non-Controlling Interests

The Company presents its non-controlling (minority) interests as equity (as opposed to as a liability or mezzanine equity), and presents its income allocated to both non-controlling interests and common stockholders. The portion of the consolidated interests in Aceras Biomedical, which are held directly by current and former employees of Aceras, are represented as non-controlling interests.

NOTE 2 -Summary of Significant Accounting Policies

Principles of Consolidation

The Company's policy is to consolidate all entities in which it owns more than 50% of the outstanding voting stock and has control. In addition, the Company consolidates entities which lack characteristics of an operating entity or business for which it is the primary beneficiary. The primary beneficiary is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, directly or implied. In situations where the Company has significant influence but not control of an entity that does not qualify as a variable interest entity, the Company applies the equity method of accounting. In those cases where its investment is less than 20% and significant influence does not exist, the investments are carried at fair value. Significant influence generally is deemed to exist when the Company owns 20% to 50% of the voting equity of a corporation, or when it holds at least 3% of a limited partnership interest. If the Company doesn't consolidate an entity or applies the equity method of accounting, it accounts for the investment at fair value.

All material intercompany accounts and transactions are eliminated in consolidation.

Financial Instruments at Fair Value

Fair value generally is based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing models. Among the factors considered in determining the fair value of financial instruments are discount margins, weighted average spreads, discounted anticipated cash flows, the terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, as well as other measurements. Certain financial instruments have bid and ask prices that can be observed in the marketplace. For financial instruments whose inputs are based on bid-ask prices, mid-market pricing is applied and adjusted to the point within the bid-ask range that meets the Company's best estimate of fair value. For offsetting positions in the same financial instrument, the same price within the bid-ask spread is used to measure both the long and short positions.

The valuation process for financial instruments may include the use of valuation models and other techniques. Adjustments to valuations derived from valuation models may be made when, in management's judgment, either the size of the position in the financial instrument in a non-active market or other features of the financial instrument such as its complexity, or the market in which the financial instrument is traded require that an adjustment be made to the value derived from the models. An adjustment may be made if a financial instrument is subject to sales restrictions that would result in a price less than the quoted market price. Adjustments from the price derived from a valuation model reflect management's judgment that other participants in the market for the financial instrument being measured at fair value would also consider in valuing that same financial instrument and are adjusted for assumptions about risk uncertainties and market conditions. Results from valuation models and valuation techniques in one period may not be indicative of future period fair value measurements.

Financial instruments owned and financial instruments sold, not yet purchased are stated at fair value, with related changes in unrealized appreciation or depreciation reflected in principal transactions, net in the accompanying Consolidated Statements of Operations. Equity interests in certain private equity securities and limited partnership interests are reflected in the Consolidated Financial Statements at fair value, which is often represented at initial cost until significant transactions or developments indicate that a change in the carrying value of the securities is appropriate. This represents the Company's best estimate of exit price. Generally, the carrying values of these securities will be increased or decreased based on company performance in those instances where market values are readily ascertainable by reference to substantial transactions occurring in the marketplace or quoted market prices.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company utilizes assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable firm inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial instrument assets and liabilities carried at fair value have been classified and disclosed in one of the following three categories:

Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as listed equities.

Level 2 includes those financial instruments that are valued using models or other valuation methodologies calibrated to observable market inputs. These models are primarily industry-standard models that consider various assumptions, including discount margins, credit spreads, discounted anticipated cash flows, the terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, time value, yield curve, default rates, as well as other measurements. In order to be classified as Level 2, substantially all of these assumptions would need to be observable in the marketplace or able to be derived from observable data or supported by observable levels at which transactions are executed in the marketplace.

Level 3 is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are unobservable from objective sources. Included in this category are warrants, private securities, convertible notes and loans receivable received in conjunction with the Company's investment banking and merchant banking activities and limited partnership interests.

Value of Underwriter and Placement Agent Warrants

As a part of the Company's compensation for its activities as underwriter or placement agent, it may receive warrants exercisable to purchase securities similar to those that are offered and sold in the financing transaction. The Company values such warrants using the Black-Scholes Option Pricing Model ("Black-Scholes"). The model requires management to use five inputs: price, risk-free interest rate, exercise price, time remaining on the warrant and price volatility. When the Company initially receives a new warrant in connection with, or prior to an initial public offering, its calculated volatility factor is based on the volatility of an index of comparable companies, since there is no price history for new publicly traded or private companies. As each warrant approaches its expiration date, its volatility factor is derived primarily from the historical prices of its underlying common stock. Management cannot assure that it ultimately will be able to liquidate any of the Company's warrants in a way that will realize the value attributed to the warrants in the financial statements through the application of Black-Scholes.

The fair value of warrants is recorded in financial instruments owned, at fair value on the Company's Consolidated Statement of Financial Condition. When a new warrant is received, its fair value is included in investment banking revenue on the date on which it is earned. Subsequently, any change in fair value is recorded as principal transactions. When a warrant is exercised, the fair value is adjusted to reflect the value of the securities purchased, net of the exercise price, and the adjustment amount is recorded as income or loss for the relevant period. If a warrant expires unexercised, the fair value is adjusted to zero and the decrease is recorded as a loss in the relevant period.

Value of Merchant Banking Assets

The value of Aceras' assets was determined based on an independent valuation prepared as of December 31, 2009, taking into consideration the cost of the investment, market participant inputs, a binding offer made by BioMarin, estimated cash flows based on entity specific criteria, purchase multiples paid in other comparable third-party transactions, market conditions, liquidity, operating results and other qualitative and quantitative factors. The values at which the Company's investments are carried on our books are adjusted to estimated fair value at the end of each quarter and the instability in general economic conditions, stock markets and regulatory conditions may result in significant changes in the estimated fair value of these investments.

Cash and Cash Equivalents

The Company generally invests its excess cash in money market funds. Restricted cash is due to short sales which were collateralized based on the requirements of the prime broker and an escrow accounts per the Company's office lease agreement and the Huxley Purchase Agreement.

Revenue Recognition

Investment Banking. Underwriting and placement agent revenues and fees from mergers and acquisitions and other financial advisory assignments are recognized in the Consolidated Statements of Operations when the services related to the underlying transaction are completed under the terms of the engagement. Expenses associated with such transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded. Underwriting and placement agent revenues are presented net of related expenses.

When the Company receives warrants as a component of its compensation for investment banking services, revenue is recognized based on the fair value of those instruments. Revenue from the receipt of warrants is recognized on the date the warrants are received based on the estimated fair value of the securities received as estimated using Black-Scholes, which takes into account the exercise price, remaining life of the warrant, the current price and expected volatility of the underlying stock, expected dividends on the stock and the risk-free interest rate for the remaining term of the warrant. The following provides details of the Company's investment banking revenue for the years ended December 31, 2009 and 2008 (in thousands of dollars):

	Year Ended December 31,	
	2009	2008
Private placement – cash fees	$ 48,150	28,586
Private placement – warrant and note fees	24,184	13,684
Advisory – cash fees	6,965	8,984
Underwriting – cash fees	11,134	1,219
Total investment banking revenue	$ 90,433	52,473

Principal Transactions. Financial instruments owned and financial instruments sold, but not yet purchased (all of which are recorded on a trade-date basis) are carried at fair value with gains and losses reflected in principal transactions on a trade date basis.

Commissions. The Company's sales and trading business generates revenue from equity securities trading commissions paid by customers. Commissions are recognized on a trade date basis.

Conference Fees. The Company receives conference deposits from presenters, which are recorded as a liability and then recognized as revenue when the conference is conducted. The Company also makes advance payments for conference facilities, entertainment and related costs, which are recorded as prepaid expenses and then recognized as expenses when the conference is conducted.

Property and Equipment

Property and equipment are depreciated using the straight-line method over the estimated useful lives of the related assets (generally three to ten years). Leasehold improvements are amortized using the straight-line method over the term of related leases or the estimated useful lives of the assets, whichever is shorter.

Goodwill and Other Intangible Assets

Goodwill is not amortized; instead, it is reviewed for impairment at least annually and written down when impaired. Goodwill is impaired when the carrying amount of the reporting unit exceeds the implied fair value of the reporting unit.

Intangible assets consist of customer relationships and a trade name. Customer relationships and a trade name acquired in business combinations under the purchase method of accounting are recorded at their fair values net of accumulated amortization since the acquisition date. Customer relationships acquired in the normal course of the Company's operations are recorded at cost net of accumulated amortization. Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used. Amortization is calculated using the straight line method over the estimated useful lives at the following annual rates:

	%
Customer relationships	33%
Trade name	10%

The Company reviews its finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of finite-lived intangible asset may not be recoverable. Recoverability of a finite-lived intangible asset is measured by a comparison of its carrying amount to the undiscounted future cash flows expected to be generated by the asset. If the asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset, which is determined based on discounted cash flows.

Earnings Per Share

Basic EPS is computed by dividing net income applicable to common stock by the weighted-average number of common shares outstanding, which includes restricted stock and restricted stock units ("RSUs") for which service has been provided. Diluted EPS includes the components of basic EPS and also includes the dilutive effects of restricted stock and RSUs for which service has not yet been provided and employee stock options.

Income Taxes

Prior to the Exchange, Holding was a limited liability company ("LLC") filing Federal, NewYork State, and New York City Unincorporated Business Tax ("UBT") returns. As an LLC, Holding was not subject to Federal or State income taxes other than New York City UBT. Rather, the members of Holding, Revere and R&R Capital, were taxed on Holding's federal and state taxable income. Accordingly, there was no provision or liability for Federal or State income taxes recorded in Holding's consolidated financial statements prior to the Exchange, except for the New York City UBT. For the short year that began on July 11, 2007 and ended December 31, 2007, and for subsequent tax years, the Company was subject to Federal, foreign, state, and local corporate income taxes. The Company files Federal, foreign, state, and local corporate tax returns.

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Management does not believe that the Company has any material uncertain tax position requiring recognition or measurement.

The Company's policy is to classify penalties and interest associated with uncertain tax positions, if required, as a component of its income tax provision.

Legal Reserves

The Company recognizes a liability for a contingency when it is probable that a liability has been incurred and when the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount of such loss, and if such amount is not determinable, then the Company accrues the minimum of the range of probable loss.

Reserves related to legal proceedings are established and maintained. The determination of these reserve amounts requires significant judgment on the part of management. The Company's management considers many factors including, but not limited to: the amount of the claim; the basis and validity of the claim; previous results in similar cases; and legal precedents and case law. Each legal proceeding is reviewed with counsel in each accounting period and the reserve is adjusted as deemed appropriate by management. As of December 31, 2009, there were no legal reserves accrued in the Consolidated Statements of Financial Condition.

Use of Estimates

The preparation of financial statements is in conformity with GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Concentrations of Credit Risk

R&R is engaged in trading and provides a broad range of securities brokerage and investment services to institutional clients as well as private placement services to business entities. Counterparties to the R&R's business activities include broker-dealers and clearing organizations, banks and other financial institutions.

R&R uses a clearing broker to process transactions and maintain client accounts on a fee basis. R&R permits the clearing firm to extend credit to a client secured by cash and securities in the client's account. R&R's exposure to credit risk associated with the non-performance by its clients and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of clients and counterparties to satisfy their obligations to R&R. R&R has agreed to indemnify its clearing broker for losses incurred while extending credit to R&R's clients. R&R's policy is to review, as necessary, the credit standing of its clients and counterparties. Amounts due from clients that are considered uncollectible are charged back to R&R by the clearing brokers when such amounts become determinable.

Financial instruments sold but not yet purchased commit R&R to deliver specified securities at predetermined prices. The transactions may result in market risk since, to satisfy the obligation, R&R must acquire the financial instruments at market prices, which may exceed the values reflected on the Consolidated Statements of Financial Condition.

Forgivable Loans

During the year ended December 31, 2008, the Company issued $3.3 million of forgivable loans as a retention vehicle to certain new employees. The Company issued an additional $2.1 million in forgivable loans in 2009. These loans are subject to a substantive service requirement by the employees and are amortized over a three year service period on a straight-line basis. As of December 31, 2009, the net balance of the loans was $2.7 million, which is included in other assets on the Consolidated Statements of Financial Condition. The Company recorded $1.9 million and $0.8 million of compensation expense related to the amortization of these loans during the years ended December 31, 2009 and 2008, respectively.

Stock-Based Compensation

The Company measures its compensation cost for all stock-based awards at fair value on the date of grant, taking into account any post vesting selling restrictions, and recognizes the compensation expense over the requisite service period. Expenses associated with such grants are generally recognized on a straight-line basis over the requisite service period, net of estimated forfeitures.

Stock based compensation for performance-based stock awards is recognized on a straight-line basis over the requisite service period, net of estimated forfeitures, if it is probable that the performance condition will be achieved.

Deferred stock based compensation costs with respect to shares of restricted stock and restricted stock units and stock options granted are presented as part of additional paid in capital in the consolidated statements of stockholders' equity.

Reclassifications

Certain non-material reclassifications have been made to previously reported balances to conform to the current presentation.

NOTE 3 -Recent Accounting Pronouncements

FASB ASC 105-10. In June 2009, the FASB issued SFAS No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles*, ("SFAS 168"). SFAS 168 replaces SFAS 162 and establishes the FASB Accounting Standards Codification ("ASC" or "Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission (the "SEC") under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification became the exclusive authoritative reference on September 30, 2009.

FASB ASC 810-10. In December 2007, the Financial Accounting Standards Board ("FASB") issued FASB 160, *Non-controlling Interests in Consolidated Financial Statements - an amendment of ARB No. 51* ("SFAS 160"). SFAS 160 requires an entity to clearly identify and present ownership interests in subsidiaries held by parties other than the entity in the Consolidated Financial Statements within the equity section but separate from the entity's equity. It also requires the amount of consolidated net income attributable to the parent and to the non-controlling interest be clearly identified and presented on the face of the consolidated statement of income; changes in ownership interest be accounted for similarly, as equity transactions; and when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary be measured at fair value. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2008. Accordingly, the Company adopted SFAS No. 160 effective January 1, 2009. The non-controlling interests related to the investment in Aceras are presented in accordance with ASC 810-10.

FASB ASC 815-10. In March 2008, the FASB issued SFAS 161, *Disclosures about Derivative Instruments and Hedging Activities* ("SFAS 161"). SFAS 161 amends and expands the disclosure requirements of SFAS 133, *Accounting for Derivative Instruments and Hedging Activities*, and requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair values and amounts of gains and losses on derivative contracts and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 is effective for the fiscal years and interim periods beginning after November 15, 2008. The Company adopted SFAS No. 161 effective January 1, 2009. SFAS 161 did not impact the Company's Consolidated Financial Statements.

FASB ASC 320-10. In April 2009, the FASB released FASB Staff Position ("FSP") FAS 115-2, FAS 124-2, and EITF 99-20-2, *"Recognition and Presentation of Other-Than-Temporary Impairments"* ("FSP FAS 115-2"). FSP FAS 115-2 was issued contemporaneously with FSP FAS 157- 4, *"Determining Fair Value When the Volume and Level of Activity for the Asset or Liability has Significantly Decreased and Identifying Transactions that are Not Orderly"* ("FSP FAS 157-4") and FSP FAS 107-1 and APB 28-1, *"Interim Disclosures About Fair Value of Financial Instruments"* ("FSP FAS 107-1"). FSP FAS 115-2 provides new guidance on the recognition and presentation of an other-than-temporary impairment of debt securities, such as auction rate investment instruments. FSP FAS 157-4 indicates that if an entity determines that either the volume and/or level of activity for an asset or liability has significantly decreased (from normal conditions for that asset or liability) or price quotations or observable inputs are not associated with orderly transactions, increased analysis and management judgment will be required to estimate fair value. FSP FAS 115-2 and FSP FAS 157-4 are effective for interim and annual periods ending after June 15, 2009, with early adoption permitted. FSP FAS 157-4 must be applied prospectively. The Company elected to adopt FSP FAS 115-2 and FSP FAS 157-4 in the first quarter of 2009. The adoption of FSP FAS 115-2 and FSP FAS 157-4 had no material impact on the Company's Consolidated Financial Statements.

FASB ASC 260-10. In June 2008, the FASB issued FASB Staff Position ("FSP") EITF 03-6-1, "*Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities*" ("FSP EITF 03-6-1"). FSP EITF 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting, and therefore need to be included in the earnings allocation in computing earnings per share under the two-class method as described in SFAS No. 128, Earnings per Share. Under the guidance of FSP EITF 03-6-1, unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings-per-share pursuant to the two-class method. FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The adoption of *FSP EITF 03-6-1* did not have an effect on the Company's calculation of earnings per share and related disclosures, as its share-based payment awards include forfeitable rights to dividends or dividend equivalents declared, and as such these awards do not meet the definition of participating securities in their current form.

FASB ASC 855-10. In May 2009, the FASB issued FASB Statement No. 165, *Subsequent Events* ("SFAS 165"), which establishes general standards of and accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This SFAS was effective for interim and annual periods ending after June 15, 2009. The adoption of SFAS 165 had no impact on the Company's financial condition, results of operations or cash flows.

NOTE 4 -Financial Instruments, at Fair Value

The following is a summary of the fair value of financial instruments owned and financial instruments sold, not yet purchased, as of December 31, 2009 and 2008 (in thousands of dollars):

	December 31, 2009		December 31, 2008	
	Financial Instruments Owned	Financial Instruments Sold, Not Yet Purchased	Financial Instruments Owned	Financial Instruments Sold, Not Yet Purchased
Publicly traded securities	$ 5,120	304	1,258	1,361
Merchant banking investment	22,251	-	-	-
Warrants	22,945	-	7,484	-
Investment in private securities	1,373	-	627	-
Investments in shell companies	1,654	-	1,824	-
Loans and loan commitments	1,920	-	1,917	-
Other investments	893	-	762	-
	$ 56,156	304	13,872	1,361

The following is a summary of the Company's financial assets and liabilities that are accounted for at fair value as of December 31, 2009 by level within the fair value hierarchy (in thousands of dollars):

	Level 1	Level 2	Level 3	Total
Assets:				
Financial instruments owned:				
Securities	$ 5,180	-	1,313	6,493
Merchant banking investment	-	-	22,251	22,251
Warrants	-	-	22,945	22,945
Investments in shell companies	-	-	1,654	1,654
Loans and loan commitments	-	-	1,920	1,920
Other investments	-	-	893	893
Total financial instruments owned	$ 5,180	-	50,976	56,156
Liabilities:				
Financial instruments sold, not yet purchased	$ 304	-	-	304
Total financial instruments sold, not yet purchased	$ 304	-	-	304

The following is a summary of the Company's financial assets and liabilities that are accounted for at fair value as of December 31, 2008 by level within the fair value hierarchy (in thousands of dollars):

	Level 1	Level 2	Level 3	Total
Assets:				
Financial instruments owned:				
Securities	$ 1,258	-	627	1,885
Warrants	-	1,862	5,622	7,484
Investments in shell companies	-	-	1,824	1,824
Loans and loan commitments	-	-	1,917	1,917
Other investments	-	-	762	762
Total financial instruments owned	$ 1,258	1,862	10,752	13,872
Liabilities:				
Financial instruments sold, not yet purchased	$ 1,361	-	-	1,361
Total financial instruments sold, not yet purchased	$ 1,361	-	-	1,361

The following is a summary of changes in fair value of the Company's financial assets and liabilities that have been classified as Level 3 for the year ended December 31, 2009 (in thousands of dollars):

	Warrants	Other Financial Instruments	Total
Balance, December 31, 2008	$ 5,622	5,130	10,752
Purchases / issuances	25,266	1,363	26,629
Sales / settlements	(5,610)	(6,636)	(12,246)
Realized and unrealized gain (loss) (1)	(2,333)	28,174	25,841
Balance, December 31, 2009	$ 22,945	28,031	50,976
Change in unrealized gains/losses relating to instruments still held at December 31, 2009	$ (3,353)	21,538	18,185

(1) Reported in principal transactions in the Consolidated Statement of Operations.

There were no material transfers in or out of financial assets classified as Level 3 for the year ended December 31, 2009.

The following is a summary of changes in fair value of the Company's financial assets and liabilities that have been classified as Level 3 for the year ended December 31, 2008 (in thousands of dollars):

	Warrants	Other Financial Instruments	Total
Balance, December 31, 2007	$ 2,083	5,807	7,890
Purchases / issuances	10,493	7,521	18,014
Change in accounting estimate (1)	9,008	-	9,008
Realized and unrealized gain (loss) (1)	(15,962)	(8,198)	(24,160)
Balance, December 31, 2008	$ 5,622	5,130	10,752
Change in unrealized gains/losses relating to instruments still held at December 31, 2008	$ (15,962)	(3,595)	(19,557)

(1) Reported in principal transactions in the Consolidated Statement of Operations.

There were no material transfers in or out of financial assets classified as Level 3 for the year ended December 31, 2008.

NOTE 5 -Goodwill and Other Intangible Assets

Miller Mathis & Co., LLC Acquisition

On March 24, 2008, the Company acquired Miller Mathis & Co., LLC ("Miller Mathis"), an independent mergers and acquisition advisor to the global steel industry. The total fixed consideration for the acquisition was $7.3 million, with $4.4 million paid in cash at closing, and the balance ($2.9 million) payable on the first anniversary of the closing date. The Company had to pay up to $0.4 million of the deferred consideration in cash, and at its election, had the right to pay up to $2.5 million of the deferred consideration in cash or common stock. Up to an additional $2.1 million of purchase price was payable in cash or common stock, or a combination thereof, on the second anniversary of the closing date, upon the achievement of significant growth targets.

As of March 1, 2009, the Company effected a modification to the agreements defining the ongoing obligations between Miller Mathis and the Company. Pursuant to the modification agreement, the $2.9 million deferred payment that was due to Miller Mathis on the first anniversary of the closing date was reduced to $1.0 million, which amount was paid on April 1, 2009. The remaining $1.9 million, which is recorded as an accrued liability of the Company, will be paid to Miller Mathis contingent upon future revenues generated by the metals and mining group, of which $1.0 million was paid through December 31, 2009.

COSCO Capital Management, LLC Acquisition

On June 2, 2008, the Company consummated the acquisition of all the operating assets of COSCO Capital Management LLC, COSCO Capital Texas LP and Private Energy Securities, Inc. (collectively, "COSCO"), related companies that provide investment banking services to the oil and gas sectors, principally in the United States and Canada.

Under the terms of the acquisition agreement, the fixed purchase price was $10.1 million, $8.1 million of which was paid at closing by the delivery of $6.1 million in cash and 1,121,138 shares of restricted common stock of the Company valued at $2.0 million. The $2.0 million balance of the fixed purchase price was payable over the two year period following the closing. Additionally, the Company was required to pay (a) up to a maximum of $4.0 million over the 21 month period following the closing in respect of certain revenue earned, but not yet received, under contracts acquired (of which $3.8 million was paid in cash and restricted stock through December 31, 2009), and (b) certain other incremental payments based upon the acquired business achieving performance targets during the two year period following the closing. In addition, the acquisition of COSCO contained a 21 month contingency for additional contingent consideration to the selling shareholders, based on future revenues. This additional consideration was payable annually in a mix of cash and equity.

As of May 1, 2009, the Company effected a modification to the agreements defining the ongoing obligations between COSCO and the Company. Pursuant to the modification agreement, the $2.0 million deferred payment that was due to COSCO in equal installments in June 2009 and 2010, respectively, will be paid to COSCO contingent upon future revenues generated by the COSCO group. Of this $2.0 million, the Company paid $0.1 million in contingent earn-out payments through December 31, 2009, and will pay the remaining balance of the earn-out payments as future revenues are generated.

Goodwill and Intangible Assets

In light of market conditions, the Company performed an impairment test during the first quarter of 2008 which resulted in the recognition of a goodwill impairment charge of $1.1 million, of which $ 0.3 million and $0.8 million are related to its TechBio, LLC and Techvest, LLC subsidiaries, respectively.

Goodwill was tested for impairment again as of December 31, 2008. The fair value of the reporting unit was determined using the weighted average of discounted cash flow, price to tangible book value multiple and market capitalization. The significant estimates used in the fair value methodologies include estimates of future cash flows, future growth rates and the weighted average cost of capital of the reporting unit. The impairment test resulted in the recognition of an impairment charge of $16.8 million related to Miller Mathis and COSCO, which was the total balance of goodwill related to these acquisitions.

Goodwill was tested for impairment as of March 31, 2009 and as of June 30, 2009, after monitoring the relationship of the Company's market capitalization to both its book value and tangible book value and observing a decline in the Company's market capitalization related to both financial services industry-wide factors and to Company specific factors. The impairment tests resulted in the recognition of an impairment charge of $1.3 million related to a COSCO contingent earn-out paid in cash.

Goodwill was tested annually for impairment as of September 30, 2009. Based on this analysis goodwill was not considered to be impaired.

The following table represents a summary of the changes to goodwill and other intangible assets from December 31, 2008 through December 31, 2009 (in thousands of dollars):

	Goodwill	Customer Relationships	Trademark	Total
Balance, December 31, 2008	$ -	2,686	220	2,906
Additions	1,540	-	-	1,540
Impairment	(1,327)	-	-	(1,327)
Amortization	-	(1,136)	(22)	(1,158)
Balance, December 31, 2009	$ 213	1,550	198	1,961

NOTE 6 -Property and Equipment, Net

Property and equipment, net is comprised of the following as of December 31, 2009 and 2008 (in thousands of dollars):

	December 31, 2009	December 31, 2008
Computer and office equipment	$ 2,203	1,625
Furniture and fixtures	1,460	1,011
Leasehold improvements	2,420	1,008
	6,083	3,644
Less: accumulated depreciation and amortization	3,310	2,254
Property and Equipment, Net	$ 2,773	1,390

Depreciation expense for the years ended December 31, 2009 and 2008 was $1.1 million and $707,000, respectively.

NOTE 7 -Related Party Transactions

One of the Company's directors, who joined its board of directors on October 16, 2007, has also served as the chairman of the board of Cyalume Technologies, Inc. ("Cyalume") since May 31, 2006. During 2008 the Company recorded revenue in the amount of $2.3 million in connection with services rendered to Cyalume. As of December 31, 2009, a promissory note in the amount of $1.8 million was outstanding.

NOTE 8 -Warrants

On March 1, 2007, the Company, in a private placement transaction, issued the debentures and the warrants to the investors in exchange for $20,000,000 in cash. The debentures had a maturity date of December 31, 2009 and bore interest at 6% per annum, payable at the earlier of the maturity date or at the time of conversion or redemption of the debentures. The debentures, including any accrued interest, were convertible into shares of Holding's common stock, at any time, at the election of the holders, at a conversion price of $7.00 per share, subject to certain adjustments. The warrants were exercisable at any time on or before March 1, 2010, at the election of the holder, and entitled the holders to purchase up to 714,286 shares of Holding's common stock at an exercise price of $7.70 per share, subject to certain adjustments.

As part of the Exchange, the holders of the debentures and the warrants exchanged those securities (and accrued interest on the debentures) for an aggregate of 5,970,099 shares of Common Stock and warrants to purchase 1,355,600 shares of Common Stock at an exercise price of $7.00 per share, subject to certain adjustments. As a result of such adjustments, at September 30, 2009, the warrants covered the right to purchase 1,494,886 shares at an exercise price of $6.35. Subsequent to September 30, 2009, the Company extended to the warrant holders the ability to exercise the warrants on a "cashless" basis prior to their expiration on March 1, 2010. On March 2, 2010 all 1,494,886 warrants expired unexercised.

In connection with the sale of the Debentures and the Warrants, the Company agreed to enter into a Registration Rights Agreement with the holders of the Debentures, which would require it or its successor to file a resale registration statement with the SEC within 90 days after certain "trigger events." The Exchange was a "trigger event" and, in connection therewith, the Company entered into a Registration Rights Agreement with the former holders of the Debentures. In furtherance of the Company's obligations under the Registration Rights Agreement, the holders' shares were included in the Registration Statement that was declared effective by the SEC on October 16, 2007. The Company has no on-going obligations under the Registration Rights Agreement.

NOTE 9 -Commitments and Contingencies

Lease Commitments

The Company leases its headquarters and other office locations under non-cancelable lease agreements which expire between 2008 and 2014.

On February 14, 2008, the Company entered into a new lease agreement for approximately 40,300 square feet of office space on the 20th floor at 1251 Avenue of the Americas, New York, NY for a term which commenced in May 2008 and ends in October 2013. The monthly rental fee is $252,000, with five months free rent after the payment of the first monthly lease payment on the commencement date. The monthly rent expense is $233,000.

The Company's future minimum lease payments for all operating leases are as follows as of December 31, 2009 (in thousands of dollars):

	Office Leases
2010	$ 3,198
2011	3,179
2012	3,181
2013	2,585
2014	56

Occupancy and rental expense amounted to $3.1 million and $2.9 million in 2009 and 2008, respectively.

Letter of Credit

In connection with the lease for the 20th floor at 1251 Avenue of the Americas, New York, NY the Company issued a letter of credit in favor of the landlord in the sum of $755,625, as a security deposit. The letter of credit expires in March 2011 but is subject to automatic extension.

Equity Commitment

The Company, through RPI, has made an investment commitment to Aceras Partners to fund operations and the joint venture's principal investments in life science companies. As of December 31, 2008, $28.6 million of this commitment remained unfunded.

At December 31, 2009, $15.4 million of this commitment remained unfunded.

NOTE 10 -Net Capital Requirements

R&R is subject to various regulatory requirements, including the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1). These regulations place limitations on certain transactions, such as repaying subordinated borrowings, paying cash dividends, and making loans to a parent, affiliates or employees. Broker-dealers are prohibited from such transactions which would result in a reduction of its total net capital to less than 120% of its required minimum net capital. Moreover, broker-dealers are required to notify the SEC before entering into any such transactions, which if executed, would result in a reduction of 30% or more of its excess net capital (net capital less the minimum requirement). The SEC has the ability to prohibit or restrict such transactions if the result is detrimental to the financial integrity of the broker-dealer.

At December 31, 2009, the R&R had net capital of $8.6 million, which was $8.0 million in excess of its required net capital of $599,000.

NOTE 11 -Income Taxes

For the years ended December 31, 2009 and 2008, the current and deferred amount of income tax expense (benefit) in the statement of operations are comprised of the following (in thousands of dollars):

	Year Ended December 31,	
	2009	2008
Current:		
Federal	$ 297	-
States & City	132	224
Total current tax expense (benefit)	429	224
Deferred:		
Federal	(3,399)	1,486
States & City	(943)	772
Total deferred tax expense (benefit)	(4,342)	2,258
Total income tax expense (benefit)	$ (3,913)	2,482

A reconciliation of total income taxes and the amount computed by applying the applicable federal income tax rate to earnings before income taxes follows (in thousands of dollars):

	Year Ended December 31,	
	2009	2008
Computed "expected" tax at 34% statutory rate	$ 14,307	(11,884)
Increase in taxes resulting from:		
Non-deductible expenses and non-taxable income, net	84	64
State and local income taxes, net of federal benefit	1,458	(2,124)
Income taxes attributable to non-controlling interest	(6,361)	-
Share-based compensation	1,184	-
Other items	754	887
Change in valuation allowance	(15,339)	15,539
Total	$ (3,913)	2,482

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities are presented below (in thousands of dollars):

	December 31, 2009	December 31, 2008
Deferred tax assets:		
Stock based compensation	$ 3,462	3,444
Intangible assets	8,881	8,809
Depreciation	393	217
Unrealized gain on investments	199	114
Accrued expenses	961	805
Allocation for bad debt	141	-
Net operating loss carryforwards	-	3,621
Foreign net operating loss carryforwards	200	-
Other carryovers	133	7
	14,370	17,017
Valuation allowance	(200)	(15,539)
	14,170	1,478
Deferred tax liabilities:		
Warrant income	(5,457)	(1,478)
Gain on sale of investments	(4,371)	-
	(9,828)	(1,478)
Net deferred tax asset	$ 4,342	-

In determining the possible future realization of deferred tax assets, the future taxable income from the following sources is taken into account: (a) the reversal of taxable temporary differences, (b) future operations exclusive of reversing temporary differences and (c) tax planning strategies that, if necessary, would be implemented to accelerate taxable income into years in which net operating losses might otherwise expire.

The Company recorded a valuation allowance of $15.5 million against the deferred tax asset as of December 31, 2008, after considering all available evidence and potential tax-planning strategies related to the amount of the tax asset that is more likely than not to be realized. In the fourth quarter of 2009, the Company, based on its evaluation of all available evidence and potential tax-planning strategies available, determined that it was "more likely than not" that substantially all of its deferred tax assets would be realized and accordingly reversed $15.3 million of its valuation allowance existing at December 31, 2008.

As of December 31, 2009, the Company has Canadian net operating loss carry-forwards of $0.7 million, with $0.3 million expiring in 2028 and $0.4 million expiring in 2029.

The Company's continuing practice is to recognize estimated interest and/or penalties related to income tax matters as a component of income tax expense. As of December 31, 2009, the Company had no accruals for interest of penalties or reserves for uncertain tax positions.

The Company files income tax returns in the U.S. federal jurisdiction, various states, local and foreign jurisdictions. The Company is not currently under examination by the United States Internal Revenue Service or any other state, local, or foreign taxing jurisdictions.

The Company's income tax returns filed for tax years 2007 and 2008 are subject to examination by the U.S. federal, state, and foreign taxing jurisdictions. In addition, the Company does not anticipate any change in the amount of unrecognized tax benefits within the next twelve months.

NOTE 12 –Stock Based Compensation

Stock-Based Compensation

We have an Incentive Compensation Plan ("Incentive Plan") which allows awards in the form of incentive stock options (within the meaning of Section 422 of the Internal Revenue Code), nonqualified stock options, stock appreciation rights, restricted stock, unrestricted stock, performance awards, restricted stock units, dividend equivalents or other share-based awards. The plan imposes a limit on the number of shares of our common stock that may be subject to awards.

The Incentive Plan allows for grants of restricted stock awards, whereby employees are granted restricted shares of common stock subject to forfeiture. The Incentive Plan also allows for grants of restricted stock units. Restricted stock units give a participant the right to receive fully vested shares at the end of a specified deferral period. One advantage of restricted stock units, as compared to restricted stock, is that the period during which the award is deferred as to settlement can be extended past the date the award becomes non-forfeitable, allowing a participant to hold an interest tied to common stock on a tax deferred basis. Prior to settlement, restricted stock units carry no voting rights associated with the stock ownership.

We have historically and generally expect to issue new shares of common stock when satisfying our issuance obligations pursuant to share based awards, as opposed to reissuing shares from our treasury stock.

The Company recorded $5.8 million and $5.6 million of stock-based compensation for the years ended December 31, 2009 and 2008, respectively. The unamortized deferred stock-based compensation balance as of December 31, 2009 amounts to $2.5 million and will be fully amortized through 2012.

A summary of options (with retroactive effect given for the Exchange) outstanding as of December 31, 2009 is as follows (shares in thousands):

Stock Options	Number of Options	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding at December 31, 2007	6,088	$ 3.91	$ 1.04		
Exercised	(150)	0.22	-		
Canceled	(861)	3.78	-		
Outstanding at December 31, 2008	5,077	$ 4.04	$ 1.09		
Canceled	(970)	3.91	1.62		
Outstanding at December 31, 2009	4,107	$ 4.07	$ 0.96	2.5 years	$ 0.7 million
Exercisable at December 31, 2009	3,980	$ 4.06	$ 0.95	2.4 years	$ 0.7 million

There are no option grants in 2009 and 2008.

The total intrinsic value of stock options exercised during 2008 was $95,892. No cash was received from the exercise of stock options by employees during 2009 and 2008.

Total compensation cost associated with stock options was $1.4 million and $2.2 million in 2009 and 2008, respectively.

The following tables detail the activity of restricted stock (shares in thousands):

Restricted Stock	**Number of Shares**	**Weighted Average Grant Date Fair Value**
Balance at December 31, 2007	750	$ 5.00
Granted	1,470	2.27
RSU conversion	(1,327)	3.80
Forfeited	(329)	2.28
Vested	(132)	2.28
Balance at December 31, 2008	432	$ 2.31
Forfeited	(95)	2.28
Vested	(144)	2.31
Balance at December 31, 2009	193	$ 2.33

Total compensation cost associated with restricted stock was $235,000 and $2.2 million in 2009 and 2008, respectively.

The following tables detail the activity of restricted stock units (shares in thousands):

Restricted Stock Units	**Shares**		**Weighted Average Grant Date Fair Value**	
	Future Service Required	**No Future Service Required (1)**	**Future Service Required**	**No Future Service Required**
Balance at December 31, 2007	-	-	$ -	$ -
Granted	5,918	-	0.83	-
Restricted stock conversion	1,327	-	0.62	-
Balance at December 31, 2008	7,245	-	$ 0.79	$ -
Granted	2,132	-	0.81	-
Forfeited	(3,321)	-	0.73	-
Vested	(3,389)	3,389	1.93	1.93
Distribution of underlying shares	-	(883)	-	4.52
Balance at December 31, 2009	2,667	2,506	$ 1.00	$ 1.02

(1). Represents fully vested restricted stock units which are still subject to transferability restrictions.

Total compensation cost associated with RSUs was $4.2 million and $1.2 million in 2009 and 2008, respectively.

As of December 31, 2009, there was $2.4 million of total unrecognized compensation cost related to non vested restricted shares and RSUs awards, which is expected to be recognized over a remaining weighted-average vesting period of approximately 2.2 years.

NOTE 13 –Weighted Average Shares Outstanding

The table below reconciles weighted average number of common shares outstanding, basic and diluted, for the years ended December 31, 2009 and 2008 (weighted average shares in thousands):

	Year Ended December 31,	
	2009	**2008**
Common shares outstanding, basic	35,588	33,375
Common shares upon exercise of options (1)	39	-
Common shares upon exercise of warrants (1)	-	-
Common shares upon vesting of non-vested restricted stock and RSUs (1)	1,772	-
Common shares outstanding, diluted	37,399	33,375

(1) Calculated under the treasury stock method. The treasury stock method assumes the issuance of only a net incremental number of shares as proceeds from issuance are assumed to be used to repurchase shares at the average stock price for the period.

Due to the fact the Company had a net loss for the year ended December 31, 2008, the outstanding shares for calculation of basic EPS and diluted EPS for that period are the same.

NOTE 14 – Segment Reporting

Through June 30, 2009, the Company operated in one business segment. Commencing July 1, 2009, the Company began operating in two business segments, Capital Markets and Merchant Banking. The Capital Markets reportable segment includes our investment banking, sales and trading activities and research. The Capital Markets reportable segment is managed as a single operating segment that provides the following principal sources of revenue:

- investment banking fees, which are derived from corporate finance activities and strategic advisory services;
- realized and unrealized gains with respect to securities held for the Company's own account;
- commissions on sales and trading activities;
- conference fees; and
- other miscellaneous sources of revenues, such as interest.

Although the Company has multiple sources of revenue derived within Capital Markets, most of our revenue is derived from investment banking services and consists of private placement, underwriting and strategic advisory fees earned upon the successful completion of financing or other types of corporate transactions, such as mergers, acquisitions and dispositions.

The Merchant Banking segment is primarily comprised of operating activities related to Aceras BioMedical. On May 12, 2008, the Company formed Aceras BioMedical, a joint venture through which it, in partnership with Aceras Partners, LLC, make principal investments in early-stage biotechnology and life sciences companies. In conjunction with the establishment of the joint venture, the Company formed a new wholly-owned subsidiary, RPI, which holds a 50% stake in Aceras BioMedical and serves as the holding vehicle for all of its principal-related businesses. At December 31, 2009, RPI's outstanding investment commitment to Aceras BioMedical over five years to fund operations and the joint venture's principal investments in life science companies was $15.4 million. RPI receives 50% of Aceras BioMedical's economic interest in all investments made.

Dollars in Millions		Capital Markets	Merchant Banking	Non-Controlling Interest	Total
2009					
Net revenues	$	96.2	17.3	18.7	132.2
Expenses	$	80.1	10.0	-	90.1
Segment assets	$	72.7	10.1	12.1	94.9
2008					
Net revenues	$	49.2	-	-	49.2
Expenses	$	83.1	1.0	-	84.1
Segment assets	$	47.7	-	-	47.7

NOTE 15 –Selected Quarterly Financial Data (Unaudited)

The following is a summary of unaudited quarterly statements of operations for the years ended December 31, 2009 and 2008 (amounts in thousands, except per share amounts):

		First	Second	Third	Fourth
2009					
Revenues	$	5,839	33,395	65,550	27,440
Operating income (loss)	$	(12,297)	15,951	30,582	7,844
Net income (loss)	$	(12,283)	15,928	15,540	8,113
Earnings (loss) per share:					
Basic	$	(0.35)	0.45	0.44	0.22
Diluted	$	(0.35)	0.42	0.40	0.21
Weighted average number of shares outstanding:					
Basic		34,795	35,669	35,645	36,227
Diluted		34,795	37,883	38,522	39,218
2008					
Revenues	$	15,181	29,532	8,563	(4,087)
Operating income (loss)	$	2,084	10,166	(4,265)	(42,939)
Net income (loss)	$	1,097	6,004	(2,850)	(41,688)
Earnings (loss) per share:					
Basic	$	0.03	0.18	(0.08)	(1.23)
Diluted	$	0.03	0.18	(0.08)	(1.23)
Weighted average number of shares outstanding:					
Basic		32,927	32,989	33,733	33,824
Diluted		33,244	34,109	33,733	33,824

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